Exhibit 99.1

OPC Energy Ltd.
Report of the Board of Directors

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Six-Month and Three-Month Periods Ended June 30, 2023

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at June 30, 2023 and for the six‑month and three‑month periods then ended. The six‑month period ended on June 30, 2023 will be referred to as – “the Period of the Report”.

Except for the data reviewed in the Company’s consolidated financial statements as at June 30, 2023 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the Interim Statements and all the sections of the Company’s Periodic Report for 2022, which was published on March 19, 2023 (Reference No.: 2023‑01‑028212) (“the Periodic Report for 2022”) are known to the reader and references to the Company’s reports include the information stated therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1]

Highlights of the results (in millions of shekels)

	For the			For the
	Six Months Ended			Three Months Ended
	June 30			June 30
	2023	2022	Change	2023	2022	Change

Adjusted EBITDA* after proportionate
consolidation – consolidated	434	325	34%	159	87	83%
Adjusted EBITDA* – Israel	210	146	44%	92	26	254%
Adjusted EBITDA* after proportionate
consolidation – U.S.	237	190	25%	73	67	9%
Adjusted EBITDA* renewable energies – U.S.	19	20	(5)%	12	12	–
Adjusted EBITDA* after proportionate
consolidation energy transition – U.S.	268	208	29%	87	72	21%
Net income (loss)	39	72	(46)%	(40)	(32)	(25)%
Adjusted income (loss)*	66	30	120%	(37)	(49)	25%

*
Adjusted EBITDA after proportionate consolidation and net income – for additional information regarding the definition and manner of the calculation – see Section 4B below and Sections 4B, 4E and 5E of Report of the Board of Directors which are included in the Periodic Report for 2022.

Main developments in the second quarter

Israel
Increase of an average of about 9% in the electricity generation component compared with the corresponding quarter last year

Israel Land Authority tenders – win in a land tender of Israel Lands Authority for a consideration of about NIS 484 million, for rights in land involving construction of facilities for solar generation of electricity, with a capacity of about 245 megawatts, together with storage, with a capacity of about 1,375 megawatts/hour. As at the date of the report, 20% of the consideration was paid and the project is expected to continue development on the National Infrastructures Committee.

Commercial operation of the Zomet power plant (396 megawatts) in June 2023 – additional EBITDA for the activities in Israel in 2024 estimated at about NIS 145 million[2].

Signing of an agreement with the Bazan group with a capacity of 125 megawatts, including for supply of green electricity – (50 megawatts entering into effect gradually commencing from January 2025).

Initial consolidation of the Gat power plant (75 megawatts) starting from the end of the first quarter.

Savings on the cost of natural gas upon the commercial operation of the Karish reserve – annual savings estimated at NIS 60 million[3].

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information, definitions or explanations with respect to the indices for measurement of the results). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty it will materialize and the readers are directed to the detail presented in this report below.

[2]	For details – see Section 10B.
[3]	For details – see Section 4C(2).

OPC Energy Ltd.
Report of the Board of Directors

1.         Executive Summary (Cont.)

Main developments in the period of the report (Cont.)

U.S.
Increase of about 21% in the adjusted EBITDA after proportionate consolidation of the energy transition segment – despite the decline in the energy margins.

Start of construction of the Backbone project a solar project in Maryland (170 megawatts) – expectation of an enlarged ITC rate of 40% as a result of the IRA Law, at an estimated investment cost (net of development fees and the tax partner) of about NIS 0.5 billion (about $155 million) and estimated EBITDA in the first full calendar year in the agreement period in the period of the PPA agreement of about NIS 45 million (about $13 million)[4].

Signing of an extension of the Valley financing agreement (total scope of the debt of $470 million – the share of the CPV Group 50%).

Signing of an agreement with a tax partner in Maple Hill – in the aggregate amount of about NIS 280 million (about $78 million), constituting about 40% of the construction cost, in light of the increase of the ITC rate as a result of the IRA Law.

First‑time consolidation of the Mountain Wind wind projects (81.5 megawatts) commencing from the beginning of the second quarter – estimated EBITDA in a full calendar year in the period of the PPA agreements in the amount of about NIS 45 million (about $13 million)[5].

Group headquarters	Reconfirmation of a credit rating for the Company and its debentures of ‘ilA’ and an update of the rating outlook to negative.

[4]	For details – see Section 6A(2).
[5]	For details – see Section 4B(3).

OPC Energy Ltd.
Report of the Board of Directors
Portfolio of about 13 GW and about 1.4 GWh of storage (*)

United States
Israel

(*) For additional information – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

For details regarding the Group’s activity segments in the period of the report and the update thereto commencing from the end of 2022 – see Section 2 of the Report of the Board of Directors for 2022 (“the Report of the Board of Directors for 2022”).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly changes in inflation and interest) – for details regarding significant changes in the macro‑economic environment in Israel and in the U.S., mainly during 2022 and as a result of the impact of the business environment on the activities of the Group companies, among other things, the prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, the costs of executing construction projects, financing expenses, currency exchange rates and the like – see Section 12 below.

Set forth below is data with reference to the Consumer Price Index (CPI) in Israel and in the U.S. and the interest rates of Bank of Israel and the Fed and the currency exchange rate:

			Bank of
			Israel	Federal	NIS/$
	Israeli	U.S.	interest	interest	exchange
	CPI	CPI	rate	rate	rate
Proximate to the approval
date of the report*	110.7	305.7	4.75%	5.25%–5.50%	3.773
At June 30, 2023	110.3	304.1	4.75%	5.00%–5.25%	3.700
At December 31, 2022	107.7	297.7	3.25%	4.50%-4.25%	3.519
At June 30, 2022	105.5	292.3	0.75%	1.50%-1.75%	3.500

Change:
January–June 2023	2.5%	2.1%	1.5%	0.75%	5.1%
January–June 2022	3.1%	5.2%	0.65%	1.50%	12.5%
April–June 2023	1.4%	1.1%	0.5%	0.25%	2.4%
April–June 2022	1.9%	3.0%	0.65%	1.25%	10.2%
2022	5.3%	7.1%	3.2%	4.25%	13.2%

* August 17, 2023.

In January 2023, the Government began advancement of a plan for making changes in Israel’s judicial system. Pursuant to the publications in the media, the changes could impact the strength of the Israeli economy, and in particular they could lead to a reduction of the credit rating of the State of Israel (where in April 2023, the Moody’s rating company reduced the rating outlook from “positive” to “stable”), adversely impact investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause of weakening of the exchange rate of the shekel against other currencies (including the dollar) and harm the activities of the business sector. To the extent the above estimates materialize, wholly or partly, this could negatively impact the financial position and activities of the Company customers and suppliers and could also impact the availability and cost of the capital and financing sources that are required by the Company, mainly for purposes of supporting its continued business growth.

B.
The Coronavirus and broad global impacts on raw‑material prices and the supply chain – for details regarding the impacts of the global trends that started against the background of the Coronavirus crisis and the Company’s estimate regarding the continuation and scope thereof on the Group’s activities, if any – see Section 3.1B to the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel

C.	Update of the electricity tariffs in the period of the report, including the brackets of the demand hours –

Commencing from January 2023, as well as during 2022, a number of updates of the Electricity Authority of the electricity tariff and the generation component entered into effect. For additional details – see Sections 7.2.3 and 7.10 of Part A of the Periodic Report for 2022.

Set forth below is data regarding the weighted‑average annual generation component (the prices are denominated in kilowatt hours):

Period	2023	2022	Change

January–June average	30.66	27.77	+10%
April–June average	30.39	27.99	+9%

For additional details regarding the updates made and the circumstances thereof – see Section 3.2C to the Report of the Board of Directors for 2022. It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s result, and vice‑versa.

Update of the brackets of the demand hours

In August 2022, the Electricity Authority published a decision to revise, the time of use (TOU) demand categories (brackets) for purposes of adjusting the structure of the load and time tariffs (TOAZ) for a significant integration of solar energy and storage. For additional details – see Section 3.2C of the Report of the Board of Directors for 2022. Based on the decision, the updated tariff structure entered into effect at the beginning of 2023.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

C.	Update of the electricity tariffs in the period of the report, including the brackets of the demand hours – (Cont.)

As stated in the Periodic Report for 2022, update of the demand‑hours categories has a negative impact on the Group’s results, as detailed in Sections 4 and 5 below, this mainly in light of the consumption profile of the Group’s customers (which are mostly industrial and commercial customers), which is usually low consumption volatility in the daytime hours, compared with the consumption profile of households that is reflected in the tariffs and arrangements determined in the update with reference to the low‑level and peak hours. In the Company’s estimation, the annual scope of the negative impact on its activities in Israel is estimated at about NIS 35 million6. In addition, a change in the demand brackets changes the seasonal breakdown of the Company’s revenues and income in Israel over the year in such a manner that it significantly increases the summer months (June–September), mainly the third quarter at the expense of the other quarters – particularly the first quarter, such that the results of the Group’s activities in Israel in the period of the report compared with the corresponding period last year were more severely impacted against the background of the seasonal difference, as stated (for additional details – see Sections 4 and 5 below).

D.
Supplementary arrangements and granting of a supply license to Rotem – in February 2023, the Electricity Authority published a proposed decision that includes application of benchmarks and granting of a supplier license to Rotem – for additional details – see Section 3.2E of the Report of the Board of Directors for 2022 (“the Proposed Decision”). As at the approval date of the report, a final decision had not yet been published and the arrangements included as part of the Proposed Decision had not yet entered into effect, where to the best of the Company’s knowledge, the Electricity Authority is expected to publish a decision regarding the matter. As at the approval date of the report, there is no certainty regarding the final language of the arrangements that will be determined (if ultimately determined) and the scope of their impact. Based on the publication, the Proposed Decision creates uniformity regarding many aspects of the regulation applicable to Rotem with that of the generation facilities that are authorized to execute bilateral transactions, and thus the arrangements should permit Rotem to operate in the energy market in a manner similar to that of the other generation facilities that are authorized to execute bilateral transactions. In addition, as stated in Section 7.15.5.1 of Part A of the Periodic Report for 2022, in the Company’s estimation arrangements as stated in the proposed decision are expected to settle certain disputes between Rotem and the System Operator. Accordingly, to the extent an arrangement is not determined regarding Rotem, as stated, and/or a different arrangement is determined or an arrangement that does not include granting a supply license to Rotem, Rotem will be required to settle the disputes with the System Operator, as stated, and as at the approval date of the report, prior to the regulation having been clarified. the Company is not able to estimate the impact of the said disputes on Rotem’s activities[7].

For additional details regarding developments of the Group’s activities in Israel – see Sections 6 and 10 below.

[6]
For additional details – see Sections 7.2.4 and 7.10.2 of Part A of the Periodic Report for 2022. That stated in this Section with reference to the impacts of the update to the hourly demand brackets constitutes “forward‑looking” information as it is defined in the Securities Law, 1968 which is based on the Company’s estimates and assumptions as at the date of the report and regarding which there is no certainty it will materialize. Ultimately, the impact could be different than that stated, this being due to, among other things, the Company’s estimates with respect to the consumption profile not materializing, the manner of its distribution and/or the actual mix of the customers and/or occurrence of one or more of the risk factors the Company is subject to.

[7]	For additional details – see Section 7.3.18.5 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

For additional details regarding the electricity and natural gas prices in the United States – see Section 3.3F of the Report of the Board of Directors for 2022.

E.	Electricity and natural gas prices

Natural gas prices

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the			For the
	Six Months Ended			Three Months Ended
Region	June 30			June 30
(Power Plant)	2023	2022	Change	2023	2022	Change

TETCO M3 (Shore, Valley)	2.21	6.75	(67)%	1.50	6.78	(78)%
Transco Zone 5 North (Maryland)	2.67	7.76	(66)%	2.17	8.04	(73)%
TETCO M2 (Fairview)	1.82	5.36	(66)%	1.40	6.61	(79)%
Dominion South (Valley)	1.82	5.36	(66)%	1.43	6.65	(78)%
Algonquin (Towantic)	3.57	10.41	(66)%	2.02	7.19	(72)%

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

F.	Electricity prices

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	Six Months Ended			Three Months Ended
Region	June 30			June 30
(Power Plant)	2023	2022	Change	2023	2022	Change

PJM West (Shore and Maryland)	31.29	66.49	(53)%	29.47	77.27	(62)%
PJM AD Hub (Fairview)	30.04	62.85	(52)%	29.04	77.06	(62)%
NY‑ISO Zone G (Valley)	34.57	83.18	(58)%	27.13	71.80	(62)%
ISO‑NE Mass Hub (Towantic)	39.76	89.87	(56)%	29.07	69.25	(58)%

Based on Day‑Ahead prices as published by the relevant ISO. It is clarified that the actual electricity prices of the power plants of the CPV Group could be significantly different.

The decrease in the electricity prices in the period of the report and in the second quarter of 2023 compared with the corresponding periods last year, as shown by the above table, corresponds to the trend of decreasing natural gas prices.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

G.	Electricity margin in the operating markets of the CPV Group (Spark Spread)

The electricity margin (Spark Spread) is the difference between the price of the electricity in the relevant market and the price of the natural gas used for its generation. The electricity margin is calculated based on the following formula:

Electricity margin ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (MMBtu/MWh)]

Set forth below are the average electricity margins (Spark Spread) for each of the main markets in the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Six Months Ended			Three Months Ended
Power Plant	June 30			June 30
(Region)	2023	2022	Change	2023	2022	Change

Shore (PJM West/TETCO M3)	16.03	19.88	(19)%	19.12	30.46	(37)%
Maryland (PJM West/Transco Zn 5N)	12.83	12.97	(1)%	14.47	21.80	(34)%
Valley (NY-ISO Zone G/30% Dominion South, 70% TETCO M3)	20.12	39.46	(49)%	16.94	25.28	(33)%
Towantic (ISO-NE Mass Hub/Algonquin)	16.55	22.18	(25)%	15.92	22.53	(29)%
Fairview (PJM AD Hub/TETCO M2)	18.19	28.01	(35)%	19.94	34.13	(42)%

*
Based on Day‑Ahead prices as shown in the above tables, with a discount for the thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Towantic and Fairview. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different.

The decrease in the electricity margins (Spark Spread) in the period of the report and in the second quarter of 2023 compared with the corresponding periods last year, as shown by the above table, corresponds to the trend of decreasing natural gas prices. Nonetheless, the decline in the electricity margins in the regions wherein the power plants of the CPV Group are operating was more moderate in light of the decrease in the supply for generation of electricity against the background of closing of power plants (mainly power plants powered by coal) and limited new supply of power plants (including those using renewable energy) along with an increase in the demand for electricity.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Capacity payments

Capacity is a payment component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This payment component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the payment component, as stated, including entitlement to a payment for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the FERC of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public tenders for determination of the capacity tariffs.

It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The impact on the overall results changes as a function of the energy margins, which impacts the essential payment component for generation of the electricity and the sale thereof – this being taking into account that the weight of the capacity payments is usually lower than the sale of the electricity component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The impact on the overall results changes as a function of the energy margins, which impacts the essential payment component for generation of the electricity and the sale thereof – this being taking into account that the weight of the capacity payments is usually lower than the sale of the electricity component.

Sub-Region	CPV Plants[8]	2024/2025	2023/2024	2022/2023	2021/2022
PJM RTO		28.92	34.13	50	140
PJM COMED	Three Rivers	28.92	34.13	-	-
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	49.49	95.79	140
PJM EMAAC	Shore	54.95	49.49	97.86	165.73

Source: PJM

8          The Three Rivers power plant, which commenced commercial operation in July 2023, will be entitled to capacity payments, from this date.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Capacity payments (Cont.)

NYISO market

Similar to the PJM market, the NYISO market capacity payments are made as part of a mechanism for centralized purchase of capacity. For additional details, particularly regarding seasonal and new tenders – see Section 3.3G of the Report of the Board of Directors for 2022.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market, the capacity prices rose compared with prior periods – and this being mainly due to exit from the system of power plants and an anticipated increase in demand (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Summer 2023	Winter 2022/2023	Summer 2022	Winter 2021/2022
NYISO Rest of the Market	–	153.26	39.12	110.87	33.15
Lower Hudson Valley	Valley	164.35	43.43	151.63	33.48

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Capacity payments (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity tender for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual capacity prices for the Towantic power plant are impacted by forward tenders, supplemental annual tenders, monthly tenders with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

I.
The Inflation Reduction Act (IRA) – for additional details regarding the IRA Law, which grants significant tax benefits to projects involving renewable energies and carbon capture technologies, and the impact thereof on the construction and development projects of the CPV Group – see Section 3.3H of the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations (for additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A of the Periodic Report for 2022 and Section 3.2C above).

In Israel, the TOAZ tariffs are supervised (controlled) and published by the Electricity Authority. For details regarding a decision to update the hourly demand categories of the TOAZ commencing from January 1, 2023 – see Section 3.2C above and Section 7.2.4 of Part A of the Periodic Report for 2022. Update of the hourly demand brackets changes the breakdown of the Company’s revenues over the quarters in such a manner that it increases the summer months (and mainly the third quarter) at the expense of the other quarters, and particularly the first quarter.

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in the summer and the winter compared with the average and they are materially impacted by the natural gas prices. In 2023, the winter season was warmer than usual in such a manner that had a negative impact on the electricity margins relative to the average for this season, as detailed in Section 3.3 above.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income[9]

	For the six months ended
Section	June 30		Board’s explanations
	2023	2022

Revenues from sales and provision of services (1)	1,120	873	For details – see this Section below.
Cost of sales and provision of services (without depreciation and amortization) (2)	834	643	For details – see this Section below.
Depreciation and amortization	110	86	The increase stems mainly from depreciation expenses of Gat and Mountain Wind projects that were consolidated for the first time in the second quarter of 2023
Gross profit	176	144	For details – see Sections C and D below.
Administrative and general expenses	117	96	For details – see Sections C and D below.
Share in earnings of associated companies[10]	100	66	For details – see Section D below.
Business development expenses	30	23
Other expenses, net	5	–
Operating income	124	91
Financing income (expenses), net	(73)	8	For details – see this Section below.
Income before taxes on income	51	99
Taxes on income expenses	12	27	The decrease in the taxes on income is parallel to the decrease in the income before taxes on income.
Net income for the period	39	72
Net income of about NIS 39 million in the period of the report and about NIS 67 million in the corresponding period last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non‑controlling interests.

Adjustments	27	(42)	For details – see Section F below.
Adjusted net income for the period[11]	66	30
Adjusted net income for the period of about NIS 58 million in the period of the report and about NIS 22 million in the corresponding period last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non‑controlling interests.

[9]	The results of the associated companies in the U.S. (mainly in the Energy Transition segment) are presented in the category “Company’s share in earnings of associated companies”.
10 The earnings of associated companies in the U.S. includes income or loss in respect of changes in the fair value of derivative financial instruments from plans of the CPV Group that hedge electricity margins, which are not designated for application of hedge accounting and that were not yet realized as at the date of the financial statements.
11 It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the Six Months Ended June 30		Board’s Explanations
	2023	2022
Revenues in Israel
Revenues from sale of energy to private customers	624	536
The increase stems mainly from an increase in customer consumption and an increase in the generation component, in the aggregate amount of about NIS 135 million, offset by a decrease, in the amount of about NIS 68 million, which is a result of the impact in the change of the hourly demand brackets (as detailed Section 3.2C, above and Section C below), and an increase, in the amount of about NIS 23 million, due to consolidation of Gat for the first time in the second quarter of 2023.

Revenues from private customers in respect of infrastructure services	235	144
The increase, stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 54 million and about NIS 29 million, respectively, and an increase of about NIS 8 million due to consolidation of Gat for the first time in the second quarter of 2023.

Revenues from sale of energy to the System Operator and to other suppliers	65	57	The increase stems mainly from consolidation of Gat for the first time in the second quarter of 2023.
Revenues from sale of steam	31	30
Other revenues	43	14	Most of the increase stems from sale of electricity from the Zomet power plant prior to the commercial operation, which took place in June 2023.
Total revenues in Israel	998	781

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	60	47	The increase derives mainly from the first‑time consolidation of the results of Mountain Wind project in the second quarter of 2023.
Revenues from provision of services (under others)	62	45	The increase stems mainly from an increase in the scope of the services provided to development projects.
Total revenues in the U.S.	122	92

Total revenues	1,120	873

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Six Months Ended		Board’s Explanations
	June 30
	2023	2022
Cost of sales in Israel
Natural gas and diesel oil	286	223
The increase stems mainly from an increase in the gas expenses, in the amount of about NIS 32 million, deriving from an increase in the natural gas tariff as a result of an increase in the generation component and the shekel/dollar exchange rate, the amount of about NIS 45 million deriving from an increase in the quantity of the gas consumed against the background of maintenance work at the Rotem and Hadera power plants in the corresponding period last year, and an increase of about NIS 19 million due to consolidation of the results of Gat for the first time in the second quarter of 2023. On the other hand, there was a decrease in the gas expenses, in the amount of about NIS 32 million, deriving from entry of the Energean agreement into effect commencing from the second quarter of 2023 (of which about NIS 18 million stemming from a contractual monetary amount that Rotem and Hadera are entitled to from Energean that was recognized in the first quarter, as described in Note 8A(3) to the Interim Statements).

Expenses in respect of acquisition of energy	126	162
A decrease, in the amount of about NIS 81 million, against the background of maintenance work at the Rotem and Hadera power plants in the corresponding period last year, offset by an increase, in the amount of about NIS 48 million, deriving from an increase in consumption by customers in the period of the report.

Expenses in respect of infrastructure services	235	144
The increase stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 54 million and about NIS 29 million, respectively, and an increase of about NIS 8 million due to consolidation of Gat for the first time in the second quarter of 2023.

Cost of transmission of gas	16	16
Operating expenses	44	42
Other expenses	56	11	Most of the increase stems from natural gas and other expenses at the Zomet power plant prior to the commercial operation, which took place in June 2023.
Total cost of sales in Israel	763	598

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	20	13	The increase stems mainly from the first‑time consolidation of the Mountain Wind project in the second quarter of 2023.
Cost in respect provision of services (under others)	51	32	Most of the increase is parallel to the increase in the scope of the services provided to projects.
Total cost of sales and provision of services in the U.S.	71	45
Total cost of sales and provision of services	834	643

(3)	Changes in the financing expenses, net

The increase in the net financing expenses stems mainly from the following items: (A) in the corresponding period last year, revenues were recognized from exchange rate differences, in the amount of about NIS 70 million, in respect of revaluation of intercompany shekel loans that were provided by the Company to the Group companies in the U.S., which based on their activities is the dollar. It is noted that commencing from October 1, 2022, the said loans were reclassified as part of the Group’s net investment in the U.S. and starting from this date, the exchange rate differences are recorded to other comprehensive income as part of the translation reserve; (B) in the period of the report interest expenses were recorded, in the amount of about NIS 16 million, in respect of project loans of Gat and Mountain Wind, which were consolidated for the first time in the second quarter of 2023 (for details – see Notes 7A(1) and 7A(2) to the Interim Statements); and (C) in the period of the report financing expenses were recognized, in the amount of about NIS 6 million, in respect of deferred consideration for acquisition of the Gat power plant, which was recognized at its present value on the acquisition date (for details – see Note 6A(1) to the Interim Financial Statements).

On the other hand, there was an increase in interest income on deposits, in the amount of about NIS 16 million.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt

1.	EBITDA indices

–	“EBITDA in the consolidated statements”: net income (loss) for the period before depreciation and amortization, net financing expenses or income, taxes on income and other income (expenses), net.

–
“EBITDA after proportionate consolidation”: “EBITDA in the consolidated statements” after eliminating the share in the income (losses) of associated companies and after a proportionate consolidation of the EBITDA of the associated companies based on the rate of holdings of the CPV Group therein.

–
“Adjusted EBITDA after proportionate consolidation: “EBITDA” after adjustments in respect of changes in the fair value of derivative financial instruments and items that are not in the ordinary course of the Group’s business and/or that are of a non‑recurring nature (for details regarding adjustments in the period – Section F below).

2.
FFO – the Company defines FFO (Funds From Operations) as cash flows from operating activities for the period (including changes in the working capital) less investments in property, plant and equipment and periodic maintenance costs that are not included in the current operating activities and less net interest payments.

3.
Net cash flows after service of the project debt – the Company defines net cash flows after service of the project debt for the period as FFO after adjustments in respect of payment of principal on project loans, and change in other credit from banks and change in restricted cash and deposits (including for securing transactions hedging electricity margins).

The said indices are not recognized in accordance with IFRS as indices for measurement of financial performance and may not be considered as a substitute for gross profit and operating income, cash flows from operating activities or other terms of operating or liquidity indices that are provided in the IFRS standards.

It is noted that EBITDA indices are not intended to represent an approximate of the free cash flows from the Group’s operating activities, or to represent cash available for distribution as dividend or for other uses (particularly in light of the provisions of the project financing agreements for some of the Group’s power plants), since these amounts will most likely be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by limitations that negatively impact the use thereof as indices for analysis of the Company’s profitability, since they do not take into account certain revenues and expenses deriving from the Company’s business, which could have a significant impact on its net profit or loss, such as, depreciation expenses, financing expenses or income and taxes on income.

The Company believes that the data relating to adjusted EBITDA after proportionate consolidation and FFO12  provide useful and transparent information to investors when reviewing the Company’s operating performances and its current operating cash flows and when comparing these performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) and when comparing performances between periods. It is noted that the adjusted EBITDA after proportionate consolidation also serves the Company’s management when reviewing the Company’s performances.

[12]	It is noted that other companies might define the EBITDA and FFO indices differently.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

The net cash flows after service of the project debt provides additional information regarding the net cash flows of the projects that are available to the Group (subject to compliance with the provisions of law and the project financing agreements regard distribution of dividends) for purposes of service of non‑project debt, growth and making new investments, as well as distribution of dividends to its owners (subject to the provisions of law, the trust indentures and non‑project financing agreements and pursuant to the Group’s policies).

EBITDA calculations, including adjusted EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Six Months Ended
	June 30
	2023	2022

Revenues from sales and provision of services	1,120	873
Cost of sales (without depreciation and amortization)	(834)	(643)
Administrative and general expenses (without depreciation and
amortization)	(110)	(91)
Business development expenses	(30)	(23)
Share in income of associated companies	100	66
Consolidated EBITDA	246	182
Elimination of the share in income of associated companies	(100)	(66)
Addition of the share of Group in proportionate EBITDA of
associated companies (1)	254	198
EBITDA after proportionate consolidation	400	314
Adjustments – see detail in Section E below	34	11
Adjusted EBITDA after proportionate consolidation	434	325

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS):

	For the
	Six Months Ended
	June 30
	2023	2022

Revenues from availability payments	115	120
Revenues from sales of energy and other	462	912
Cost of sales – natural gas (without depreciation and amortization)	(236)	(579)
Cost of sales – other expenses (without depreciation and
amortization)	(138)	(136)
Gain (loss) from realization of transactions hedging the electricity margins	79	(99)
Changes in fair value of forward transactions in hedging plans
of the electricity margins	(16)	(10)
Administrative and general expenses (without depreciation and
amortization)	(12)	(10)
Group’s share in proportionate EBITDA of associated companies	254	198
Adjustments in respect of associated companies (see detail in
Section F below)	16	10
Group’s share in proportionate adjusted EBITDA of associated
companies	270	208

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

	Basis of presentation in the Company’s financial statements	For the Six Months Ended June 30

		2023	2022

Total operating projects in (see Section 4B(3) below)	Consolidated	228	158
Business development costs, headquarters in Israel and others	Consolidated	(18)	(12)
Total Israel		210	146
Total operating projects (see Section 4B(3) below)	Associate	270	210
Other costs	Consolidated	(2)	(2)
Total energy transition in the U.S.		268	208
Total operating projects in Israel (see Section 4B(3) below)	Consolidated	36	32
Development costs of renewable energy	Consolidated	(17)	(12)
Total renewable energy in the U.S.		19	20
Total activities under other segments	Consolidated	(3)	1
Headquarters in the United States[13]	Consolidated	(47)	(39)
Total United States		237	190

Company headquarters (not allocated to the segments)	Consolidated	(13)	(11)

Adjusted EBITDA after proportionate consolidation		434	325

13  After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 13 million and about NIS 10 million for the six‑month periods ended June 30, 2023 and 2022, respectively.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

(3)
Set forth below is additional information regarding the revenues, adjusted EBITDA, FFO and net cash flows after service of the project debt of the Group’s active power plants broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the six months ended				For the six months ended
		June 30, 2023				June 30, 2022
					Net				Net
	Basis of		Adjusted		cash		Adjusted		cash
	presentation		EBITDA		flows		EBITDA		flows
	in the		after		after		after		after
Main	Company’s		proportionate		service of		proportionate		service of
projects in	financial		consol-		project		consol-		project
operation	statements	Revenues	idation	FFO	debt	Revenues	idation	FFO	debt

Rotem[14]	Consolidated	579	174	149	149	522	132	72	72
Hadera	Consolidated	180	42	24	3	156	26	11	(5)
Zomet[15]	Consolidated	4	2	–	–	–	–	–	–
Gat[16] [17]	Consolidated	46	10	(1)	(1)	–	–	–	–
Total operating projects in Israel		809	228	172	151	678	158	83	67
Fairview	Associated (25%)	156	90	88	8	116	31	19	8
Towantic	Associated (26%)	149	63	38	(30)	209	37	29	7
Maryland[18]	Associated (25%)	107	22	8	5	79	19	3	1
Shore[19]	Associated (37.53%)	105	10	(9)	(9)	122	23	(10)	(1)
Valley	Associated (50%)	230	85	65	11	330	100	37	3
Total energy transition in the U.S.[20]		747	270	190	(15)	856	210	78	18
Keenan	Consolidated	43	27	27	3	47	32	32	5
Mountain Wind[16]	Consolidated	17	9	14	11	–	–	–	–
Total renewable energy in the U.S.		60	36	41	14	47	32	32	5

[14]
Not including a deduction of amounts paid in respect of loans from shareholders of Rotem before the Veridis transaction (see Note 6B(2) of the financial statements) and intercompany taxes paid for power plants in the consolidated tax reconciliation statement.

[15]	The financial results of the Zomet power plant were included starting from the commercial operation date, June 22, 2023.
[16]
The financial results of the projects were included starting from the initial consolidation date in the second quarter of 2023. The estimated EBITDA for a full calendar year of the Mountain Wind project in the period of the PPA agreements is about NIS 45 million (about $13 million). That stated above with reference to the estimated EBITDA for a full calendar year constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report and regarding which there is no certainty it will materialize. That stated might be impacted by, among other things, changes in the PPA agreements, operating factors (including breakdowns or wind conditions), changes in financing or in the energy market or regulatory factors or as a result of occurrence of one or more of the risk factors to which the CPV Group is exposed.

[17]	The FFO in the period of the report includes a payment of about NIS 8 million for significant planned maintenance work that was performed at Gat in the first quarter of 2023.
[18]	The FFO in the period of the report includes a payment in respect of the project for upgrade of facilities of the Maryland power plant, in the amount of about NIS 8 million.
[19]	The FFO in the period of the report includes a payment, in the amount of about NIS 17 million, in respect of significant planned maintenance work performed at Shore in the period of the report.
[20]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis plus the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners. For additional details – see Section 9 below.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Energy margin – the decrease in the energy margin in the period of the report compared with the corresponding period last year stems mainly from an increase in the sales of energy, in the amount of about NIS 14 million, as a result of an increase of consumption on the part of consumers and an increase, in the amount of about NIS 54 million. On the other hand, there was an increase in the natural gas prices as a result of the strengthening of the dollar against the shekel, in the amount of about NIS 21 million, net, from a decline in the price of natural gas, in the amount of about NIS 14 million, as a result of entry into effect of the Energean agreement starting from the end of the first quarter of 2023 (it is noted that in the Company’s estimation, upon commercial operation of the Karish reserve, an annual monetary savings is expected estimated at about NIS 60 million based on the average forecasted gas consumption of Rotem and Hadera21). In addition, there has been a decline in the revenues due to the revision of the hourly demand brackets, in the aggregate amount of about NIS 68 million, of which, in the Company’s estimation, about NIS 33 million will be returned in 2023 (about NIS 61 million of which in the third quarter of 2023) such that the total expected impact for 2023 is a decrease in revenues of about NIS 35 million. For additional details – see Section 3.2(C).

2.
Availability due to maintenance work – during the corresponding period last year, the Rotem and Hadera power plants were shut down for different periods of time for purposes of maintenance work, which had a negative impact on their results compared with the period of the report. For additional details – see Section 4C(3) to the Report of the Board of Directors for 2022.

3.
One‑time events – in the first quarter of 2023, Rotem and Hadera recognized a contractual monetary amount it is entitled to from Energean, in the aggregate amount of about NIS 18 million further to amendment of the agreements from May 2022. The said amount is expected to be received in the beginning of 2024. For additional details – see Note 8A(3) to the Interim Statements.

21 The Company’s estimates of the expected monetary savings upon the commercial operation of the Karish reserve is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates, assessments and plans proximate to the publication date of the report. The said data, estimates and assessments might not materialize or could change during the relevant period due to a range of circumstances that are not under the Company’s control, including operating factors, changes in the actual consumption of electricity and gas, changes in foreign currency, and/or occurrence of one or more of the risk factors to which the Company is exposed.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment in the U.S. in the period of the report compared with the corresponding period last year (in millions of NIS):

1.
Energy margin and availability (capacity) payments – as stated in Section 3.3F above, in the period of the report there was a significant decline in the energy margins compared with the corresponding period last year, and correspondingly there was a decline, in the amount of about NIS 156 million, in the electricity margins of the CPV Group (on the assumption of full capacity). In addition, as detailed in Section 3.3H above regarding the availability tariffs, there was a decrease, in the amount of about NIS 17 million, in the availability payments in the period of the report compared with the corresponding period last year.

2.
Energy hedges[22] – the said decrease in the electricity margins was offset, in the aggregate amount of about NIS 188 million compared with the corresponding period last year, due to hedges of the energy margin that were made in 2022 and that were realized at a gain in the period of the report, and hedges made in 2021 that were realized at a loss in the corresponding period last year. For details regarding energy hedges for the balance of 2023 and 2024 – see Section E below.

3.
Availability due to maintenance work – most of the increase stems from maintenance work at the Valley and Towantic power plants in the corresponding period last year. For additional details – see Section 8.8 of the Company’s Periodic Report for 2022.

22 For details relating to the risk management policies in the CPV Group, and particularly with reference to hedging of part of the electricity margins – see Note 23 to the consolidated financial statements for 2022.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

E.	Additional details regarding electricity hedges and guaranteed availability payments in the Energy Transition segment in the U.S.[23]

As part of its risk management policy, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which assure the electricity margins. In addition, the availability payments for the nominal capacity of the power plants running on natural gas (that are held through associated companies) are determined for certain future periods, as detailed in Section 3.3H above. For details regarding the manner of provision of collaterals by the CPV Group in respect of the hedging agreements – see Section 4D(5) of the Report of the Board of Directors for 2022.

Set forth below is the scope of the hedging for the rest of 2023 (in respect of July as at the date of the report and for August through December as at July 31, 2023) and 2024 (the data presented in the tables above is on the basis of the rate of holdings of the CPV Group in the associated companies):

	July–December 2023	2024

Scope of the hedged energy (% of the power plant’s capacity based on the expected generation)	24%	20%

Hedged energy margin (millions of $)	≈ 17 (≈ NIS 60 million)	≈ 29 (≈ NIS 105 million)

Hedged energy margin (MWH/$)	15.10	14.31

Future energy margin in the market (MWH/$)	15.75	17.11

(*)	For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3G above.

Set forth below is the scope of the secured availability payments for the rest of 2023 and 2024:

	July–December 2023	2024

Scope of the secured availability payments (% of the power plant’s capacity)	93%	81%

Availability payments (millions of $)	≈ 29 (≈ NIS 103 million)	≈ 50 (≈ NIS 179 million)

[23]	The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of availability made or as a result of market conditions.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

F.	Adjustments to EBITDA and net income for the period of the report

	For the six months ended
Section	June 30		Board’s explanations
	2023	2022

Change in the fair value of derivative financial instruments in the U.S. (presented as part of the Company’s share of income of associated companies in the U.S.)	16	10
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the transition generation energies segment in the U.S. and that were not designated for hedge accounting – for details see Section E above.

Change in net expenses, not in the ordinary course of business and/or of a non‑recurring natures	18	1
In the period of the report and in the corresponding period last year, represents test runs and other activities relating to the Company’s preparations for the commercial operation of the Zomet power plant, which took place in June 2023.

Total adjustments to EBITDA	34	11

Income from exchange rate differences in respect of intercompany loans (*)	–	(70)	For details – see Section 4A(3) above.
Tax impact in respect of the adjustments	(7)	17
Total adjustments to net income for the period	27	(42)

(*)
For purposes of improving the comparability between the periods with respect to the adjusted net income data, the Company made a reconciliation to the net income in the six months and three months ended on June 30, 2022 in respect of income that is not cash flow income from exchange rate differences from revaluation of intercompany loans that occurred from October 1, 2022 that were classified as part of the Group’s net investment in the U.S. and exchange rate differences in respect thereof are recorded, commencing from that date, to other comprehensive income as part of the translation reserve.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the six‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

G.	Detail generation (in millions of kilowatt/hours)

Set forth below is detail of the generation of the power plants in Israel and the U.S.:

Israel

		For the six months ended June 30, 2023				For the six months ended June 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	1,892	1,749	92.4%	98.1%	1,882	1,482	78.7%	78.8%
Hadera	144	507	484	95.5%	96.0%	507	400	78.9%	77.4%
Gat	75	156	154	98.6%	100.0%	–	–	–	–
Zomet	396	67	8	11.9%	94.0%	–	–	–	–

U.S.

		For the six months ended June 30, 2023				For the six months ended June 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
		Energy transition projects (natural gas)

Fairview	1,050	4,480	4,145	93.6%	95.7%	4,316	3,837	86,6%	89.2%
Towantic	805	3,332	2,771	77.3%	92.7%	2,674	2,126	59.3%	75.6%
Maryland	745	2,992	2,166	67.3%	91.5%	2,992	1,791	60.0%	89.3%
Shore	725	2,156	1,471	46.7%	67.6%	2,947	1,887	60.0%	92.6%
Valley	720	3,050	2,029	66.5%	73.2%	2,967	2,397	79.5%	86.3%

		Renewable energy projects

Keenan II	152	659	122	18.6%	95.9%	659	146	22.2%	92.8%
Mountain Wind	82	121	48	28.6%	89.1%	–	–	–	–

(*)	Regarding the planned maintenance – see Sections 5C(2) and 5D(3) and Section 8.8 of the Company’s Periodic Report for 2022.

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS)

A.	Statement of income

	For the three months ended
Section	June 30		Board’s explanations
	2023	2022

Revenues from sales and provision of services (1)	601	405	For details – see this Section below.
Cost of sales and provision of services (without depreciation and amortization) (2)	470	332	For details – see this Section below.
Depreciation and amortization	62	44	The increase stems mainly from depreciation expenses of Gat and Mountain Wind projects that were consolidated for the first time in the second quarter of 2023
Gross profit	69	29	For details – see Sections C and D below.
Administrative and general expenses	58	48	For details – see Sections C and D below.
Share in earnings (losses) of associated companies	15	(29)	For details – see Section D below.
Business development expenses	15	13
Other expenses, net	5	-
Operating income (loss)	6	(61)
Financing income (expenses), net (3)	(55)	29	For details – see this Section below.
Loss before tax benefit	(49)	(32)
Taxes on income	(9)	–
Net loss for the period	(40)	(32)
Net loss of about NIS 24 million in the second quarter of 2023 and about NIS 11 million in the corresponding quarter last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non‑controlling interests.

Adjustments	3	(17)	For details – see Section E below.
Adjusted net loss for the period	(37)	(49)
Adjusted net loss of about NIS 21 million in the second quarter of 2023 and about NIS 38 million in the corresponding quarter last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non‑controlling interests.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the		Board’s Explanations
	Three Months Ended
	June 30
	2023	2022
Revenues in Israel
Revenues from sale of energy to private customers	324	245
The increase stems mainly from an increase in customer consumption and an increase in the generation component, in the amount of about NIS 54 million, and an increase of about NIS 23 million deriving from consolidation of the results of Gat for the first time in the second quarter of 2023.

Revenues from private customers in respect of infrastructure services	119	69
The increase stems from an increase in the infrastructure tariffs and an increase in customer consumption, in the amounts of about NIS 21 million and about NIS 20 million, respectively, and an increase of about NIS 8 million due to consolidation of Gat for the first time in the second quarter of 2023.

Revenues from sale of energy to the System Operator and to other suppliers	42	17	The increase stems mainly from consolidation of Gat for the first time in the second quarter of 2023.
Revenues from sale of steam	14	16
Other revenues	35	6	Most of the increase derives from sale of electricity from the Zomet power plant prior to the commercial operation, which took place in June 2023.
Total revenues in Israel	534	353

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	36	25	The increase stems mainly from the first‑time consolidation of the Mountain Wind project in the second quarter of 2023.
Revenues from provision of services (under others)	31	27
Total revenues in the U.S.	67	52

Total revenues	601	405

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the		Board’s Explanations
	Three Months Ended June 30
	2023	2022
Cost of sales in Israel
Natural gas and diesel oil	153	100
An increase, in the amount of about NIS 14 million, stemming from an increase in the gas tariff as a result of an increase in the generation component tariff and the shekel/dollar exchange rate, an increase of about NIS 36 million in the quantities of gas consumed against the background of the maintenance work at the Rotem and Hadera power plants in the corresponding quarter last year, and an increase of about NIS 19 million, due to consolidation of Gat for the first time in the second quarter of 2023. On the other hand, there was a decrease in the gas expenses of about NIS 14 million, deriving from entry of the Energean agreement into effect commencing from the end of the first quarter of 2023.

Expenses in respect of acquisition of energy	83	105
A decrease of about NIS 59 million against the background of the maintenance work at the Rotem and Hadera power plants in the corresponding quarter last year, offset by an increase of about NIS 38 million stemming from an increase in customer consumption compared with the corresponding quarter last year.

Expenses in respect of infrastructure services	119	69
The increase stems from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 21 million and about NIS 20 million, respectively, and an increase of about NIS 8 million due to consolidation of Gat for the first time in the second quarter of 2023.

Cost of transmission of gas	9	8
Operating expenses	23	22
Other expenses	44	5	The increase stems mainly from a test run and other activities relating to the commercial operation of the Zomet power plant, which took place in June 2023.
Total cost of sales in Israel	431	309

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	12	7	The increase stems mainly from the first‑time consolidation of the Mountain Wind project.
Cost in respect provision of services (under others)	27	16	Most of the increase is parallel to the increase in the scope of the services provided to development projects.
Total cost of sales and provision of services in the U.S.	39	23
Total cost of sales and provision of services	470	332

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(3)	Changes in the financing expenses, net

The increase in the net financing expenses stems mainly from the following items: (A) in the corresponding quarter last year, financing income was recognized, in the amount of about NIS 61 million, in respect of revaluation of intercompany shekel loans that were provided by the Company to the Group companies in the U.S., which based on their activities is the dollar (for additional information – see Section 4A(3) above); (B) in the second quarter of 2023, interest expenses were recorded, in the amount of about NIS 15 million, in respect of project loans of Gat and Mountain Wind, which were consolidated for the first time (for additional information – see Notes 7A(1) and 7A(2) to the Interim Statements); and (C) in the period of the report financing expenses were recognized, in the amount of about NIS 6 million, in respect of deferred consideration for acquisition of the Gat power plant, which was recognized at its present value on the acquisition date (for details – see Note 6A(1) to the Interim Financial Statements).

On the other hand, there was an increase in interest income on deposits, in the amount of about NIS 6 million.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA calculations, including adjusted EBITDA after proportionate consolidation[24] (in millions of NIS):

	For the
	Three Months Ended
	June 30
	2023	2022

Revenues from sales and provision of services	601	405
Cost of sales (without depreciation and amortization)	(470)	(332)
Administrative and general expenses (without depreciation and
amortization)	(55)	(45)
Business development expenses	(15)	(13)
Share in income (losses) of associated companies	15	(29)
Consolidated EBITDA	76	(14)
Elimination of the share of income (losses) of associated companies	(15)	29
Addition of the Group’s share in proportionate EBITDA of associated
companies (1)	94	38
EBITDA proportionate consolidation	155	53
Adjustments – see detail in Section E below	4	34
Adjusted EBITDA after proportionate consolidation	159	87

(1)	Calculation of the Group’s share in proportionate EBITDA of associated companies (in millions of NIS):

	For the
	Three Months Ended
	June 30
	2023	2022

Revenues from availability payments	58	60
Revenues from sales of energy and other	187	437
Cost of sales – natural gas (without depreciation and amortization)	(78)	(284)
Cost of sales – other expenses (without depreciation and
amortization)	(70)	(79)
Loss from realization of transactions hedging the electricity
margins	(4)	(58)
Changes in fair value of forward transactions in hedging plans
of the electricity margins	7	(33)
Administrative and general expenses (without depreciation and
amortization)	(6)	(5)
Group’s share of proportionate EBITDA of associated companies	94	38
Adjustments in respect of associated companies (see detail in
Section E below)	(7)	33
Group’s share of proportionate adjusted EBITDA of associated
companies	87	71

[24]	For details regarding the definitions of the “EBITDA” indices, “FFO” and “cash flow after service of project debt” – see Section 4B above.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein):

	Basis of presentation in the Company’s financial statements	For the Three Months Ended June 30

		2023	2022

Total operating projects (see Section 5B(3) below)	Consolidated	101	32
Business development costs, headquarters and others	Consolidated	(9)	(6)
Total Israel		92	26
Total operating projects (see Section 5B(3) below)	Associate	87	72
Total energy transition in the U.S.		87	72
Total operating projects (see Section 5B(3) below)	Consolidated	20	18
Development costs of renewable energy and others	Consolidated	(8)	(6)
Total renewable energy in the U.S.		12	12
Total activities under other segments	Consolidated	(3)	2
Headquarters in the United States[25]	Consolidated	(23)	(19)
Total United States		73	67

Company headquarters (not allocated to the segments)	Consolidated	(6)	(6)

Adjusted EBITDA after proportionate consolidation		159	87

25 After eliminating management fees between the CPV Group and the Company, in the amount of about NIS 7 million and about NIS 5 million for the three‑month periods ended June 30, 2023 and 2022.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.)

(3)
Set forth below is additional information regarding the revenues, adjusted EBITDA, FFO and net cash flows after debt service of the Group’s active power plants broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the three months ended				For the three months ended
		June 30, 2023				June 30, 2022
					Net				Net
	Basis of		Adjusted		cash		Adjusted		cash
	presentation		EBITDA		flows		EBITDA		flows
	in the		after		after		after		after
Main	Company’s		proportionate		service of		proportionate		service of
projects in	financial		consol-		project		consol-		project
operation	statements	Revenues	idation	FFO	debt	Revenues	idation	FFO	debt

Rotem[26]	Consolidated	277	73	22	22	229	31	(9)	(9)
Hadera	Consolidated	82	16	6	(4)	68	1	(22)	(28)
Zomet[27]	Consolidated	4	2	–	–	–	–	–	–
Gat[28] [29]	Consolidated	46	10	(1)	(1)	–	–	–	–
Total operating projects in Israel		409	101	27	17	297	32	(31)	(37)
Fairview	Associated (25%)	58	34	38	9	61	17	11	–
Towantic	Associated (26%)	69	32	21	(2)	78	14	5	(9)
Maryland[30]	Associated (25%)	39	11	(8)	(5)	48	11	10	1
Shore[31]	Associated (37.53%)	28	1	(1)	(1)	65	14	(1)	(1)
Valley	Associated (50%)	57	9	–	(11)	131	16	13	(1)
Total energy transition in the U.S.[32]		251	87	50	(10)	383	72	38	(10)
Keenan	Consolidated	19	11	13	–	25	18	16	5
Mountain Wind[28]	Consolidated	17	9	15	11	–	–	–	–
Total renewable energy in the U.S.		36	20	28	11	25	18	16	5

26 Not including a deduction of amounts paid in respect of loans from shareholders of Rotem before the Veridis transaction (see Note 6A(2) of the financial statements) and taxes paid for power plants in the consolidated tax reconciliation statement.
27 The financial results of the Zomet power plant were included commencing from the commercial operation date, June 22, 2023.
28 The financial results of the projects were included from the initial consolidation date in the second quarter of 2023.
29 The FFO in the second quarter includes a payment of about NIS 8 million for significant planned maintenance work that was performed at Gat in March 2023.
30 The FFO in the second quarter includes a payment in respect of the project for upgrade of facilities of the Maryland power plant, in the amount of about NIS 8 million.
31 The FFO in the second quarter includes a payment, in the amount of about NIS 9 million, in respect of significant planned maintenance work performed at Shore in the period of the report.
32 It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis plus the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners. For additional details – see Section 9 below.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the second quarter of 2023 compared with the corresponding quarter last year (in NIS millions):

120
100
80
60
40
20
-
26
29
27
10
4
(4)
92
Adjusted EBITDA Q2 2022
Net Energy margin
Availability
Gat Consolidation
G&A
Buisness Development
Adjusted EBITDA Q2 2023

1.
Energy margin – the increase in energy margin in the period of the report compared with the corresponding period last year stems mainly from an increase, in the amount of about NIS 15 million, as a result of an increase in the generation tariff, and from an increase in sales of energy, in the amount of about NIS 4 million, due to an increase in customer consumption. In addition, there was a decrease in the natural gas prices, in the amount of about NIS 14 million, due to entry of the Energean agreement into effect, starting from the end of the first quarter of 2023, while on the other hand there was an increase in the prices of natural gas due to the strengthening of the dollar against the shekel, in the amount of about NIS 7 million.

2.
Availability due to maintenance work – during the corresponding quarter last year, the Rotem and Hadera power plants were shut down for different periods of time for purposes of maintenance work, which had a negative impact on their results in the second quarter of 2022. For additional details – see Section 4C(3) to the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – in the activity segments in the U.S.

Energy transition segment

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment in the U.S. in the second quarter of 2023 compared with the corresponding quarter last year (in millions of NIS):

1.
Energy margin and capacity payments – as stated in Section 3.3H above, in the second quarter of 2023 there was a decrease in the energy margins, compared with the corresponding quarter last year, and correspondingly there was a decline, in the amount of about NIS 58 million, in the electricity margins of the CPV Group (on the assumption of full capacity). In addition, in this quarter there was a decrease, in the amount of about NIS 8 million, in the availability payments compared with the corresponding quarter last year (for details regarding the availability tariffs – see Section 3.3H above).

2.
Energy hedges – the said decrease in the electricity margins in some of the power plants was offset, in the amount of about NIS 60 million, compared with the corresponding quarter last year, due to hedges made during 2021 that were realized at a loss in the corresponding quarter last year. For details regarding energy hedges for the balance of 2023 and 2024 – see Section 4E above.

3.	Availability – most of the increase stems from planned maintenance work at the Towantic power plant that was performed in the corresponding quarter last year.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – in the activity segments in the U.S.. (Cont.)

Set forth below is an analysis of the change in the adjusted EBITDA in renewable energy segment in the second quarter of 2023 compared with the corresponding quarter last year:

Energy margin – most of the decrease in the energy margin stems from the impact of the decline in the wind speed on Keenan’s results.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

E.	Adjustments to EBITDA and net loss for the second quarter

	For the three months ended
Section	June 30		Board’s explanations
	2023	2022

Change in the fair value of derivative financial instruments (which are presented as part of the Company’s share of income of associated companies in the U.S.)	(7)	33
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the natural gas segment in the U.S., as determined in Section D above.

Change in net expenses, not in the ordinary course of business and/or of a non‑recurring natures	11	1
In the period of the report and in the corresponding quarter last year, represents activities in respect of a test run and the Company’s preparations for the commercial operation of the Zomet Power Plant, which took place in June 2023.

Total adjustments to EBITDA	4	34

Income from exchange rate differences in respect of intercompany loans (*)	–	(61)	For details – see Section 5A(3) above.
Tax impact in respect of the adjustments	(1)	10
Total adjustments to the loss for the period	3	(17)

(*)
For purposes of improving the comparability between the periods with respect to the adjusted net income data, the Company made a reconciliation to the net income in the six months and three months ended on June 30, 2022 in respect of income that is not cash flow income from exchange rate differences from revaluation of intercompany loans that occurred from October 1, 2022 that were classified as part of the Group’s net investment in the U.S. and exchange rate differences in respect thereof are recorded, commencing from that date, to other comprehensive income as part of the translation reserve.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended June 30, 2023 (in millions of NIS) (Cont.)

F.	Detail generation (in millions of kilowatt/hours)

Set forth below is detail of actual generation of the power plants in Israel and the U.S.:

Israel

		For the three months ended June 30, 2023				For the three months ended June 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	936	838	89.6%	96.1%	930	652	70.1%	69.8%
Hadera	144	251	232	92.8%	94.0%	251	145	57.9%	55.4%
Gat	75	156	154	98.6%	100.0%
Zomet	396	67	8	11.9%	94.0%

U.S.

		For the three months ended June 30, 2023				For the three months ended June 30, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
		Energy transition projects (natural gas)

Fairview	1,050	2,157	1,979	90.0%	91.5%	1,993	1,730	78.7%	81.8%
Towantic	805	1,592	1,438	81.3%	89.7%	993	894	50.8%	56.3%
Maryland	745	1,373	975	61.2%	83.6%	1,373	989	61.5%	83.3%
Shore	725	922	645	41.3%	58.4%	1,362	960	61.4%	85.9%
Valley	720	1,412	868	58.4%	63.3%	1,330	1,048	70.4%	78.8%

		Renewable energy projects

Keenan II	152	332	62	18.7%	95.9%	332	74	22.5%	92.0%
Mountain Wind	82	121	48	28.6%	89.1%	–	–	–	–

(*)	Regarding the planned maintenance – see Sections 5C(2) and 5D(3) and Section 8.8 of the Company’s Periodic Report for 2022.

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects

A.          Initiation and construction projects in Israel and in the U.S.

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[33]:

Total
construction
Power					Date/		Total	cost
plants/					expectation		expected	as at
facilities					of the start		construction	June 30,
for					of the	Main	cost	2023
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	The first half of 2024[34]	Yard consumers and the System Operator	≈ 200	≈ 120

For details regarding projects in the development stages in Israel (Hadera 2 and Rotem 2) – see Section 6A to the Report of the Board of Directors for 2022 and Section 10E below. In addition, for details regarding a win in a tender of Israel Land Authority for rights in land designated for construction of solar facilities – see Section 10A below.

[33]
That stated in connection with projects that have not yet reached operation (including generation facilities on the premises of the consumers) including with reference to the expected operation date, the technologies and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates and assumptions as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events), regulatory, licensing or planning risks, macro‑economic changes, delays and increased costs due relating to the supply chain, transport and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report for 2022. It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including by force of guarantees provided), including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects.

[34]
It is noted that a delay in the commercial operation beyond the projected contractual date, as detailed in Section 7.15.1.2 of Part A of the Periodic Report for 2022, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[31]: (Cont.)

Total
construction
Power					Date/		Total	cost
plants/					expectation		expected	as at
facilities					of the start		construction	June 30,
for					of the	Main	cost	2023
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

Facilities for generation of energy located on the consumer’s premises	In various stages of development / construction
Projects in operation: about 2, projects under construction: about 40, projects in advanced development: about 67. The Company intends to act to expand projects with a cumulative scope of at least
120[35]
			On the premises of consumers throughout Israel	Natural gas and renewable energy (solar, storage)	Regarding projects under construction, gradually starting from the second half of 2023 and up to 2024	Yard consumers and the System Operator.	An average of about NIS 4 per megawatt	≈ 138

For additional details regarding projects in development stages in Israel (Hadera 2 and Rotem 2) – see Section 6A to the Report of the Board of Directors for 2022 and Section 10E below. In addition, for details regarding a win in a tender of Israel Lands Authority – see Section 10A below.

35 Every facility with a capacity of up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the approval date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the approval date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the approval date of the report, all of the preconditions for execution of all the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[36]

36 Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on June 30, 2023 – $1 = NIS 3.7. The information presented below regarding projects under construction, including regarding the expected commercial structure, the projected commercial operation date and the expected construction cost and expected results of activities for a full calendar year (revenues, EBITDA and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates, assessments and plans of the CPV Group, the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, regulatory changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, impacts of the Coronavirus crisis (including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices), etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects (including based on guarantees provided in favor of those third parties). For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 8.21 of Part A of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[36]

						Total		Total
						expected		construction
						construction		cost
					Regulated	cost net[37]		as at
			Expected		market	for 100%	Tax	June 30,
			commercial		after	of the project	equity	2023
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a full calendar year
Project	(megawatts)	Location	date	structure	period	billions)	millions)	billions)	in the period of the PPA agreements
Cash flows
after tax
Revenues	EBITDA	partner
(NIS	(NIS	(NIS
millions)	millions)	millions)

CPV Maple Hill Solar LLC (“Maple Hill”).	126 MWdc	Pennsyl-vania	Second half of 2023[38]	Long-term PPA. Green certificates[39]	PJM market PA + MAAC SRECs	≈ 0.67 (≈ $0.18 billion)	≈ 290 (≈ $78 million)	≈ 0.52 (≈ $0.14 billion)[38]	≈ 48 (≈ $13 million)	≈ 37 (≈ $10 million)	≈ 30 (≈ $8 million)

37 Not including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group. In projects that are entitled to tax benefits of the ITC type, the Company’s estimate regarding the scope of the investment of the tax partner also includes the initiation fees and reimbursement of the development expenses on the basis of calculations that are customary in agreements with tax partners. The expected cost of the investment in the project is subject to changes as a result of, among other things, the final costs involved with supply of the solar panels, the construction work and/or the construction.
38 For details regarding a change in the project’s supplier of the panels – see Section 8.14.7 of Part A to the Periodic Report for 2022. As at the date of the report, the supply and assembly (installation) of the solar panels in the project had not yet been completed. The expected operation date of Maple Hill could be delayed even beyond that stated, including as a result of delays in arrival of all the required equipment and completion of the assembly (installation) thereof, regulatory factors, changes due to market conditions relating to raw materials and supply chains. Delays could impact Maple Hill’s ability to comply with certain availability commitments with third parties and could cause, among other possible consequences, payment of agreed compensation and/or early conclusion.
39 About half of the electricity is under a long-term PPA agreement, including hedging of the electricity price with a fixed price, in effect up to 2033, and an undertaking with an international energy company for sale of 100% of the project’s green certificates ,in effect up to 2026.
40 For details – see Note 7A(3) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[36]

						Total		Total
						expected		construction
						construction		cost
					Regulated	cost net[37]		as at
			Expected		market	for 100%	Tax	June 30,
			commercial		after	of the project	equity	2023
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a full calendar year
Project	(megawatts)	Location	date	structure	period	billions)	millions)	billions)	in the period of the PPA agreements
Cash flows
after tax
Revenues	EBITDA	partner
(NIS	(NIS	(NIS
millions)	millions)	millions)

CPV Stagecoach Solar, LLC (“Stagecoach”).	100 MWdc	Georgia	First half of 2024	Long-term PPA (including green certificates)[41]	SERC	≈ 0.40 (≈ $0.11 billion)	≈ 195 (≈ $53 million)[42]	≈ 0.21 (≈ $0.06 billion)	≈ 24 (≈ $7 million)	≈ 17 (≈ $5 million)	≈ 17 (≈ $5 million)

41 The project signed an electricity supply agreement with a local utility company for a period of 30 years from the start of the commercial operation for supply of all the electricity expected to be generated by the project in the said period. In addition, the project contracted with a global company for sale of 100% of the solar renewable energy certificates and hedge of the electricity price with a fixed price for a period of 20 years from the start of the commercial operation.
[42]
In the estimation of the CPV Group, the project is expected to sign an agreement with a tax partner in a PTC format, where the amount of about $43 million out of the amount stated is expected to be received on the commercial operation date of the project and the balance over a period of 10 years. In projects that are entitled to tax benefits of the PTC type, the Company’s estimate regarding the scope of the investment of the tax partner is based on the provisions of the IRA law and customary calculations in the agreements with the tax partner, a tax benefit for every KW/hr. of generation, and does not depend on the expected cost of the investment (and does not depend on the initiation fees and reimbursement of pre‑construction development expenses).  The estimate of the CPV Group regarding the expectation of contracting with a tax partner, including the PTC format for the undertaking, is “forward‑looking” information within the meaning thereof in the Securities Law, which is based on data, estimates, assessments and plans of the Company proximate to the publication date of the report. The estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations and locating a tax partner that will wish to contract with the project, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors

6.          Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group)[36]

Total
						expected		Amount
						construction		of the cost
						cost net[37]		of the
					Regulated	for 100%		investment
			Expected		market	of the	Tax	June 30,
			commercial		after	project	equity	2023
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a full calendar year
Project	(megawatts)	Location	date	structure	period	billions)	millions)	billions)	in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Backbone Solar, LLC (“Backbone”).	170 MWdc	Maryland	Second half of 2025	Long-term PPA[43] (including green certificates)	PJM + MD SRECs	≈ 1.04 (≈ $0.28 billion)	≈ 460 million (≈ 125 million)[44]	≈ 0.16 (≈ $0.05 billion)	≈ 66 (≈ $18 million)	≈ 45 (≈ $13 million)	≈ 35 (≈ $10 million)

For details regarding the commercial operation of the Three Rivers project subsequent to the date of the Report – see Section 10A below.

43 The project has signed a connection agreement and electricity supply agreement with the global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 90% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (10%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.
44 The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements), such that the net cost of the investment is estimated as about NIS 0.5 billion. The intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which based on estimates, assessments and plans of the CPV Group proximate to the date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates and assessment might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations and locating a tax partner that will wish to contract with the project, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.       Additional details regarding development projects in the U.S.

For additional details – see Section 6B of the Report of the Board of Directors for 2022.

List of development projects

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report45:

Technology	Advanced[46]	Early stage	Total*

Solar[47]	1,600	1,050	2,650
Wind (1)	100	450	550
Total renewable energy	1,700	1,500	3,200

Carbon capture projects (natural gas
with reduced emissions) (2)	1,300	2,600	3,900
Natural gas	650	–	650

*
It is noted that out of the total of the development projects, as stated above, a scope of about 1,500 megawatts (of which about 950 megawatts is renewable energy) and about 2,700 megawatts (of which about 700 megawatts is renewable energy) are in the PJM market in an advanced stage and in an initial stage, respectively.

(1)
For additional details regarding the Rogue’s Wind project, with a capacity of 114 megawatts, in Pennsylvania, which signed a long‑term PPA agreement, which is in advanced development and the commencement date of its construction is expected to be in the first half of 2024 – see Section 6A(3) of the Report of the Board of Directors for 2022 and Section 8.14.7 of Part A of the report for 2022. In the estimation of the CPV Group, the expected net cost of the investment in the project is estimated at about NIS 1.1 billion (about $0.3 billion) and net of the investment of the tax partner about NIS 0.55 billion (about $0.15 billion). The EBITDA for a full calendar year in the period of the PPA agreement is estimated at about NIS 48 million (about $13 million)[48].

(2)
For additional details regarding development of two power plants with reduced emissions in natural gas that are based on use of advanced technologies for carbon capture – see Section 6A(6) of the Report of the Board of Directors for 2022.

45 The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture, expected construction date etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes and completion of the connection process, assurance of financing and receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company.
46 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the proposed working framework described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2022, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.
47 The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,300 MWac and about 850 MWac.
48 The information stated with reference to the scope of the estimated EBITDA of the Rogues Wind project constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates and assessments of the CPV Group as at the date of the report, and regarding which there is no certainty it will materialize. It is clarified that as at the date of the report construction of the project had not yet started. The actual scope of the EBITDA (assuming the project is ultimately constructed) might be different due to, among other things, changes in the project’s commercial structure, changes in the terms of the PPA, changes in the energy market or regulatory changes, or as a result of occurrence of one or more of the risk factors the CPA Group is exposed to, completion of the development and licensing processes, assurance of control over the land, signing of agreements (such as equipment and construction agreements), assurance of a connection process, assurance of financing and/or receipt of various regulatory approvals and permits. In addition, advancement of development of the project is subject to the discretion of the competent authorities of the CPA Group and the Company.

OPC Energy Ltd.
Report of the Board of Directors

7.          Financial Position as at June 30, 2023 (in millions of NIS)

Category	6/30/2023	12/31/2022	Board’s Explanations

Current Assets

Cash and cash equivalents	818	849	For additional information – see the Company’s condensed consolidated statements of cash flows in the interim financial statements and Part 8 below.

Short-term deposits	–	125	The decrease stems from release of short-term deposits.

Short-term deposits and restricted cash	60	36	The increase derives mainly from provision of collaterals in favor of projects under construction in the U.S.

Trade receivables and accrued income	277	260
Most of the increase stems from an increase in accrued income in Israel, in the amount of about NIS 26 million, mainly as a result of the consolidation of Gat power plant for the first time from March 30, 2023 (for details – see Note 6A(1) to the Interim Statements).

Receivables and debit balances	160	190
Most of the decrease stems from a decrease, in the amount of about NIS 70 million, in the balance of other receivables and debit balances in the U.S., mainly as a result of release of collaterals in connection with transactions hedging electricity margins in Valley, offset by an increase, in the amount of about NIS 12 million, in the balance of VAT institutions, and an increase, in the amount of about NIS 18 million, in respect of the balance of the debt of Energean (for additional details – see Note 8A(3) to the Interim Statements).

Inventory	9	7

Short-term derivative financial instruments	14	10

Total current assets	1,338	1,477

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at June 30, 2023 (in millions of NIS) (Cont.)

Category	6/30/2023	12/31/2022	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	58	53

Long-term prepaid expenses and other receivable	300	179
Most of the increase stems from a loan granted to an associated company in the U.S., in the amount of about NIS 87 million, as detailed in Note 11 to the Interim Statements, and an increase in the investment in infrastructures of Zomet, in the amount of about NIS 19 million.

Investments in associated companies	2,496	2,296
The increase stems mainly from equity earnings of the CPV Group and from an increase in the shekel/dollar exchange rate, in the amount of about NIS 118 million, offset by other comprehensive loss, in the amount of about NIS 16 million. For additional details regarding investments in associated companies – see Sections 4D and 5D above.

Deferred tax assets	25	22

Long-term derivative financial instruments	63	57

Property, plant and equipment	6,135	4,324
Most of the increase, in the amounts of about NIS 870 million and about NIS 451 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 6A(1) to the Interim Statements) and the Mountain Wind project (see Note 6B to the Interim Statements), respectively, an increase deriving from investments in Israel and the U.S. (mainly in construction and development projects), in the amount of about NIS 230 million and about NIS 264 million, respectively, and an increase of about NIS 63 million, in property, plant and equipment in the U.S. due to an increase in the shekel/dollar exchange rate.

This increase was partly offset by depreciation expenses on property, plant and equipment.

Right-of use assets	488	347	The increase derives mainly from lease of land in the U.S. (the Backbone project).

Intangible assets	1,067	777
Most of the increase derives from recognition of goodwill, in the amounts of about NIS 85 million and about NIS 75 million, in respect of acquisition of the Gat power plant and the Mountain Wind project, respectively, recognition of intangible assets in respect of agreements for sale of electricity in the Mountain Wind project, in the amount of about NIS 93 million, and an increase due to the increase in the shekel/dollar exchange rate.

Total non-current assets	10,632	8,055

Total assets	11,970	9,532

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at June 30, 2023 (in millions of NIS) (Cont.)

Category	6/30/2023	12/31/2022	Board’s Explanations

Current Liabilities

Current maturities of loans from banks and financial institutions	183	92
Most of the increase stems from update of the current maturities of the project credit in Israel and the U.S. based on the repayment schedules, in the amounts of about NIS 93 million and about NIS 43 million, respectively.

On the other hand, there was a decrease stemming from repayment of project credit in Israel and the U.S. based on the repayment schedules, in the amount of about NIS 21 million and about NIS 25 million, respectively.

Current maturities of loans from holders of non-controlling interests	33	13
Most of the increase stems from update of the current maturities of the loans based on the Company’s expectation regarding the repayment schedule of the debt from holders of non‑controlling interests in Rotem.

Current maturities of debentures	113	33	The increase stems from update of the current maturities of the debentures based on the repayment schedules.

Trade payables	377	335	Most of the increase is from investments in projects under construction in the U.S.

Payables and other credit balances	424	110
Most of the increase derives from deferred consideration in respect of acquisition of the Gat power plant, as detailed in Note 6A(1) to the Interim Statements, in the amount of about NIS 291 million, and reclassification of current maturities, in the amount of about NIS 20 million, in respect of a liability relating to a profit‑sharing plan for employees of the CPV Group.

Short-term derivative financial instruments	3	3

Current maturities of lease liabilities	62	61

Current tax liabilities	1	2

Total current liabilities	1,196	649

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at June 30, 2023 (in millions of NIS) (Cont.)

Category	6/30/2023	12/31/2022	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,555	1,724
Most of the increase stems from long-term loans, in the amounts of about NIS 450 million and about NIS 270 million, for financing acquisition of the Gat power plant (for additional details – see Notes 6A(1) and 7A(1) to the Interim Statements) and for financing acquisition of the Mountain Wind project (for additional details – see Notes 6B and 7A(2) to the Interim Statements), respectively, and withdrawals, in the amount of about NIS 197 million, and accrual of interest on the principal, in the amount of about NIS 32 million, in the framework thereof.

The increase was partly offset by a decrease, in the amounts of about NIS 93 million and about NIS 43 million, as a result of update of the current maturities of the project credit in Israel and in the U.S., respectively.

Long-term loans from holders of non-controlling interests	400	424
Most of the decrease stems from a decrease, in the amount of about NIS 94 million, in loans from the holders of non‑controlling interests in Rotem, this being as a result of repayment and update of the current maturities of the loans. This decrease was partly offset by an increase deriving from an increase in the balance of the long‑term loans from the holders of non‑controlling interests in the CPV Group, where an increase of about NIS 56 million is in respect of additional loans provided to the Group and accrual of interest to the principal in the period of the report, and an increase of about NIS 15 million due to an increase of the shekel/dollar exchange rate.

Debentures	1,735	1,807
The decrease stems from update of the current maturities of the debentures (Series B and Series C), in the amount of about NIS 95 million.

On the other hand, there was an increase deriving from linkage differences in respect of the debentures (Series B), in the amount of about NIS 24 million.

Long-term lease liabilities	209	69
Most of the increase stems from lease of land in the Backbone project, in the amount of about NIS 122 million (against a right‑of‑use asset), and a lease agreement for offices in the U.S., in the amount of about NIS 15 million, recognized against a right‑of‑use asset.

Other long-term liabilities	146	146

Liabilities for deferred taxes	479	347	Most of the increase, in the amount of about NIS 110 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 6A(1) to the Interim Statements).

Total non-current liabilities	5,524	4,517

Total liabilities	6,720	5,166

OPC Energy Ltd.
Report of the Board of Directors

8.          Liquidity and sources of financing (in NIS millions)

	For the
	Six Months Ended
Category	6/30/2023	6/30/2022	Board’s Explanations

Cash flows provided by operating activities	160	96
Most of the increase in the cash flows provided by operating activities stems from an increase in cash‑basis income, in the amount of about NIS 39 million, and an increase in the Group’s working capital, in the amount of about NIS 26 million.

Cash flows used in investing activities	(1,316)	(537)
During the period of the report, the Group acquired the Gat power plant, for a consideration of about NIS 268 million (for additional details – see Note 6A(1) of the Interim Statements), and the Mountain Wind project, for a consideration of about NIS 625 million (for additional details – see Note 6 of the Interim Statements). In addition, the Company provided a loan to an associated company in the U.S., in the amount of about NIS 87 million. On the other hand, cash was provided to the Group, in the amounts of about NIS 125 million and about NIS 73 million, in respect of release of short‑term deposits and in respect of release of collaterals relating to hedging electricity margins in the CPV Group, respectively.

Cash flows provided by financing activities	1,089	194
Most of the increase in the cash flows provided by financing activities stems from a receipt in the period of the report, in the amount of about NIS 452 million, in respect of a swap of shares of transaction and investment with Veridis (for additional details – see Note 6A(2) of the Interim Statements), long‑term loans, in the amounts of about NIS 450 million and about NIS 270 million, for purposes of financing a transaction for acquisition of the Gat power plant and a transaction for acquisition of the Mountain Wind project, respectively, and an increase, in the amount of about NIS 193 million, in investments and loans from holders of non‑controlling interests (in the CPV Group and Veridis). On the other hand, in the period of the report the Group repaid a loan to the prior holders of the rights in the Gat power plant, in the amount of about NIS 303 million (for additional details – see Note 6A(1) of the Interim Statements), there was an increase, in the amount of about NIS 66 million, in repayments of Rotem to the holders of non‑controlling interests, and in addition there was a decrease, in the amount of about NIS 56 million, in respect of withdrawals from Zomet’s financing agreement framework.

OPC Energy Ltd.
Report of the Board of Directors

8.	Liquidity and sources of financing (in NIS millions)

	For the
	Three Months Ended
Category	6/30/2023	6/30/2022	Board’s Explanations

Cash flows provided by operating activities	57	5
Most of the increase in the cash flows provided by operating activities stems from an increase in income on a cash basis, in the amount of about NIS 59 million, offset by a decrease in the Group’s working capital, in the amount of about NIS 7 million.

Cash flows used in investing activities	(1,053)	(259)
Most of the increase in the cash flows used in investing activities stems from acquisition of the Mountain Wind project in the second quarter of 2023, for a consideration of about NIS 625 million (for additional details – see Note 6B to the Interim Statements) and provision of a loan to an associated company in the U.S., in the amount of about NIS 87 million. In addition, during the second quarter of 2023, the investments in property, plant and equipment in the U.S. increased by about NIS 87 million.

Cash flows provided by financing activities	310	71
Most of the increase in the cash flows provided by financing activities stems from withdrawal of financing, in the amount of about NIS 270 million, for purposes of financing the transaction for acquisition of the Mountain Wind project (for additional details – see Note 7A(2) to the Interim Statements).

For additional details – see the Company’s condensed consolidated interim statements of cash flows in the Interim Statements.

As at June 30, 2023 and 2022 and as at December 31, 2022, the Group’s working capital (current assets less current liabilities) amounted to about NIS 142 million, about NIS 203 million and about NIS 828 million, respectively.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

For details regarding definition of the net financial debt and the adjusted net financial debt – see Section 9 of the Report of the Board of Directors for 2022.

The following table details the adjusted financial debt, net, as at June 30, 2023 (in millions of NIS)49:

	Method of presentation in the Company’s financial statements				Cash and cash
					equivalents
					and deposits
		Gross debt			(including
		Debt	Weighted-	Final	restricted
		(including	average	repayment	cash used
		interest	interest	date of	for debt	Net
Name of project		payable)	rate	the loan	service) (1)	debt

Rotem	Consolidated	–	–	–	28	(28)
Hadera	Consolidated	662	4.9%	2037	62	600
Zomet	Consolidated	1,058	7.2%	2042	50	1,008
Gat	Consolidated	446	6.9%	2039	11	435
Headquarters and others – Israel (2)	Consolidated	3			42	(39)
Total Israel		2,169	6.4%		193	1,976
Keenan	Consolidated	301	3.3%	2030	4	297
Mountain Wind	Consolidated	269	5.3%	2028	15	254
Total renewable energy		570	4.3%		19	551
Fairview (Cash Sweep 100%)	Associate 25%	373	5.6%	2025	6	367
Towantic (Cash Sweep 100%)	Associate 26%	423	4.9%	2025	8	415
Maryland (3) (Cash Sweep 75%)	Associate 25%	312	7.0%	2028	3	309
Shore (3) (Cash Sweep 75%)	Associate 37.5%	637	6.8%	2025	7	630
Valley (4) (Cash Sweep 100%)	Associate 50%	841	8.9%	2026	3	838
Three Rivers	Associate 10%	303	5.2%	2028	–	303
Total energy transition[50]		2,889	6.8%		27	2,862
Headquarters and others – U.S.	Consolidated	–	–	–	120	(120)
Total U.S.		3,459			166	3,293
Total Energy headquarters (4)		1,861	2.5–2.75% (weighted-average 2.6%)[51]		537	1,324
Total		7,489			896	6,593

(1)	Includes restricted cash (a debt service reserve in Hadera), in the amount of about NIS 51 million.
(2)	Includes mainly balances of cash and cash equivalents in OPC Israel Holdings and OPC Power Plants.
(3)
As part of the financial agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore and Maryland. As at the date of the financial statements, Maryland and Shore are in compliance with the covenant (3.32 and 1.13, respectively).

(4)	For details regarding signing of an amendment and extension agreement with respect to the financing agreement of Valley on June 28, 2023 – see Note 11 to the Interim Statements.
(5)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

49 In addition, the Group has liabilities to the holders of non‑controlling interests, the balance of which as at June 30, 2023 is about NIS 433 million.
50 The rate regarding the Cash Sweep mechanism is in accordance with the estimate of the CPV Group for 2023 and could change based on the provisions of the financing agreements of the projects.
51 For details regarding the interest rate and linkage on the debentures – see Section 11 to the Report of the Board of Directors for 2022.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at December 31, 2022 (in millions of NIS):

	Method of presentation in the Company’s financial statements		Cash
			and cash
			equivalents
			and deposits
		Debt	(including
		(including	restricted cash
		interest	used for	Net
		payable)	debt service)	debt

Rotem	Consolidated	–	25	(25)
Hadera	Consolidated	670	58	612
Zomet	Consolidated	833	9	824
Headquarters and others in Israel	Consolidated	4	107	(103)
Total Israel		1,507	199	1,308
Keenan	Consolidated	310	3	307
Maple Hill	Consolidated	–	11	(11)
Total renewable energy		310	14	296
Fairview	Associate	442	1	441
Towantic	Associate	509	39	470
Maryland	Associate	300	6	294
Shore	Associate	607	16	591
Valley	Associate	895	2	893
Three Rivers	Associate	290	–	290
Total energy transition		3,043	64	2,979
Headquarters and others in the U.S.	Consolidated	–	226	(226)
Total U.S.		3,353	304	3,049
Total Energy headquarters		1,854	586	1,268

Total Company		6,714	1,089	5,625

OPC Energy Ltd.
Report of the Board of Directors

9.          Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at June 30, 2022 (in millions of NIS):

	Method of presentation in the Company’s financial statements		Cash
			and cash
			equivalents
			and deposits
		Debt	(including
		(including	restricted cash
		interest	used for	Net
		payable)	debt service)	debt

Rotem	Consolidated	–	19	(19)
Hadera	Consolidated	680	68	612
Zomet	Consolidated	781	68	713
Headquarters and others in Israel	Consolidated	4	107	(103)
Total Israel		1,465	262	1,203
Keenan	Consolidated	320	9	311
Maple Hill	Consolidated	–	9	(9)
Total renewable energy		320	18	302
Fairview	Associate	501	3	498
Towantic	Associate	539	8	531
Maryland	Associate	342	–	342
Shore	Associate	607	2	605
Valley	Associate	981	3	978
Three Rivers	Associate	285	1	284
Total energy transition		3,255	17	3,238
Headquarters and others in the U.S.	Consolidated	–	166	(166)
Total U.S.		3,575	201	3,374
Total Energy headquarters	Consolidated	1,845	110	1,735

Total Company		6,885	573	6,312

B.	Interest and linkage bases

For additional information regarding interest and linkage bases – see Section 9 of the Report of the Board of Directors for 2022.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the financial statements, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 7C to the Interim Statements52:

On August 1, 2023, S&P Global Ratings Maalot Ltd. reconfirmed a rating of ‘ilA–’ for the Company and for the debentures and the rating outlook was updated to negative (Reference No.: 2023‑01‑079929).

52 For a description of the financial covenants of the material loans of the Company and the investee companies – see Sections 7.18.3 and 10.5 to Part A to the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

Movement in the adjusted financial debt, net, for the six‑month period ended June 30, 2023:

(*)	Includes the amount of about NIS 51 million in respect of current payments and the amount of about NIS 540 million in respect of payments relating to construction projects.

(**)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity in the Period of the Report and Thereafter

Activities in Israel

A.	Win in a tender of Israel Lands Authority for construction of facilities for generation of electricity using renewable energy in Israel

On May 10, 2023, the Group was announced as a winner in a tender of Israel Lands Authority for planning and an option to acquire lease rights in land for construction of facilities for generation of electricity using renewable energy using photovoltaic technology together with storage with respect to three sites in the area of the Local Industrial Council of Naot Hovav, with a cumulative scope of about 2,270 dunams. The Group’s bids in the tender amount, in the aggregate, to about NIS 484 million for the three sites. In light of proximity of the sites to each other, the Group intends to advance construction of a project for generation of electricity using photovoltaic technology on the sites that are the subject of the tender with a cumulative capacity of about 245 megawatts plus storage capacity estimated at a capacity of about 1,375 megawatts per hour (hereinafter in this Section – “the Project”).

Pursuant to the Company’s initial estimate, the proximity of the sites that are the subject of the win to each other should allow a continuous project in such a manner that will lead to savings on costs and streamlining the development processes. In the Group’s estimation, the total cost of the three projects (including the land) is estimated at about NIS 2.2 billion to about NIS 2.4 billion, and in this preliminary stage, subject to completion of all the development processes and receipt of the required approvals, the project will reach the construction stage in the first half of 202653.

According to the terms of the tender, subsequent to the date of the report an additional amount was paid, such that the total amount paid constitutes 20% of the total amount of the consideration for the three above‑mentioned sites54. It is noted that the amount paid, as stated, will not be returned to the winner even if the development and planning processes of the project do not ripen into an approved plan and signing of a long‑term lease agreement.

[53]
That stated above regarding the characteristics and the capacity of the solar facilities and the storage capacity, the estimated cost of the projects, the feasibility for advancement of the project as a single (combined) project and the resulting cost  savings, the commencement date of the construction of the project/s, the regulation that will apply to the facilities, the Company’s activities in the renewable area, and obtaining of the government’s consent include “forward‑looking” information, as it is defined in the Securities Law, 1968, which is based on the Company’s estimates and assumptions as at the date of the report, regarding which there is no certainty it will be realized or the manner of its realization. As at the submission date of the report, construction of the facilities and advancement of the project/s depends on completion of the planning processes, construction, connection to the network (grid), licensing, and regulatory conditions, approval of the plan (which is expected to include, among other things, examination of planning, environmental, security, planning of connection to the grid and transmission capability, including examination of objections of various parties), contracting with relevant suppliers and assurance of financing for the construction, which as at the date of the report has not yet been completed and there is no certainty regarding the completion thereof or the manner of the said completion (if completed). Ultimately, there could be administrative, planning, environmental, regulatory, infrastructure, operating delays / problems and/or cost increases – this being, among other things, due to factors not under the Company’s control, or as a result of the occurrence of one or more of the risk factors to which the Company is exposed.

[54]
As at the approval date of the report, the authorization agreement for planning between Israel Lands Administration and the winner had not yet been received after being signed by Israel Lands Authority. If a new plan is not approved in accordance with law within 3 years, Israel Lands Authority will be permitted to extend the development authorization for an additional year. An extension as stated involves additional consideration at the rate of 2.5% of the amount of the winning bid, plus VAT, linked to the CPI.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

A.	Win in a tender of Israel Lands Authority for construction of facilities for generation of electricity using renewable energy in Israel (Cont.)

It is noted that further to the winner’s contact to the Planning Administration for receipt of a plan recommendation for purposes of its consent to submit a National Infrastructure Plan for a photovoltaic facility for the sites, as stated, a notification of the Planning Administration was sent to the Ministry of Energy and Infrastructures whereby an initial plan examination indicates that the sites requested for construction of the project meet the conditions for location of a photovoltaic power plant1. Accordingly, it was recommended to the Ministry to continue to examine the requested sites as part of advancement of the National Infrastructure Plan by the National Infrastructure Board.

For additional details regarding the tender and the payment terms included therein – see Note 10G to the Interim Statements.

The win in the tender is part of realization of the Group’s strategy and targets for expansion of its activities in the area of generation and supply of electricity in Israel, in general, and in the area of renewable energy, in particular (as stated in Section 17.2 Part A of the Periodic Report for 2022) and constitutes a significant foothold in the area of generation of solar energy and storage in Israel. At the same time, the Group is advancing undertakings with consumers in Israel in agreements for supply of electricity and energy from renewable sources (including storage).

As at the approval date of the report, there is no certainty that the approvals and the required consents for development of the project will be completed with respect to any of the sites.

B.
Receipt of approval for commercial operation for the Zomet power plant – further to that stated in Section 7.1.2 of Part A of the Periodic Report for 2022, on June 22, 2023, the commercial operation of the Zomet power plant commenced. Pursuant to the decision of the Electricity Authority published on June 21, 2023, the Electricity Authority decided to grant a permanent electricity generation license (“the License”) to the Zomet power plant using conventional technology in an open cycle, with a capacity of about 396 megawatts. The License is for a period of 20 years (with a possibility for extension subject to the decision of the Electricity Authority). The total construction cost of Zomet amounted about NIS 1.4 billion (without the amount of the assessment issued by Israel Lands Authority, in the amount of about NIS 200 million, as detailed in Note 11B to the financial statements for 2022). Pursuant to the generation license, Zomet is entitled to receive an availability tariff from the System Operator, as at the date of the report of between 5.7 and 6.5 agurot per kilowatt hour[56], subject to the number of ignitions. In addition, Zomet is entitled to an electricity and gas tariff based on the generation and purchase cost and pursuant to the terms of the generation license and Regulation 914 of the Electricity Authority[57].

55 Based on the relevant government decision and upon making certain adjustments to the area of the sites.
56 The tariff is linked to various indices: the CPI (primarily), the exchange rate of the dollar and a tariff of fixed costs of INGL. It is noted that in 2023 only the availability tariff will be reduced by about 36%.
57 For additional details regarding Regulation 914 of the Electricity Authority – see Section 7.3.1 of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

B.	(Cont.)

In the Company’s estimation, the additional annual EBITDA resulting from operation of the Zomet power plant in 2024, will be about NIS 145 million58.

C.
Agreement for sale of electricity (PPA) with Bazan – further to that stated in Section 7.6.2 of the Company’s Periodic Report for 2022 regarding an agreement of Rotem for sale of electricity (PPA) to Bazan, in May 2023, new PPA agreements were signed between Rotem and Bazan for supply of electricity to the consumption facilities of the Bazan Group (“the PPA Agreements” or “the Undertaking”) for a maximum scope of 125 megawatt/hour. Supply of the electricity is in exchange for a payment equal to the TAOZ (load time) high‑voltage tariff determined from time to time by the Electricity Authority and less a discount on the generation component in accordance with the rates and arrangements detailed in the agreement. The period of the agreement is ten years, commencing from July 2023 (upon conclusion of the present agreement as stated in above‑mentioned Periodic Report), subject to grounds for early termination[59], along with graduated exit points commencing after the passage of 5 years from the commencement date of the supply and pursuant to the provisions agreed to. As part of the Undertaking, additional provisions were included that are customary in PPA agreements of this type, among other things, regarding consumption in excess of the maximum quantity, a commitment for availability of the power plant and supply of the electricity from different sources.

In addition, as part of the Undertaking provisions were included regarding supply of electricity in the scope of about 50 megawatts from renewable energy generation facilities in a graduated manner, starting from January 2025 and in accordance with the dates stipulated60, and “green certificates”61 subject to ceilings and the conditions agreed to. The arrangements in respect of supply of the electricity based on generation from renewable energy constitute part of the Company’s strategy to expand its activities in the area of renewable energy and supply of electricity from renewable energy sources in Israel.

58 The Company’s estimate regarding the additional EBITDA of the Zomet power plant constitutes “forward‑looking” information within the meaning thereof in the Securities Law, 1968, which is based on data, estimates, assessments and plans of the Company regarding the characteristics of the power plant that are in the Company’s possession proximate to the publication date of the report. These data items, estimates and assessments may not materialize or could change during the relevant period due to a range of circumstances that are not under the Company’s control, including changes in the provisions of law or regulations, unforeseen expenses, technical, operational or other malfunctions, defects in the system, changes in the system cost and changes in the scope of the consumption or operation, which do not depend on the Company and regarding which there is no certainty they will occur.
59 Including, non‑compliance with the commitments (including, as stated, with reference to supply of renewable energy sources), license cancellation, construction of a generation facility using natural gas by Bazan above a certain capacity, and etc. – all of this subject to the provisions determined.
60 Subject to entry into effect of the decision of the Electricity Authority regarding regulation of the activities of generation and storage facilities that are connected to or integrated in the distribution network (grid).
61 The certificates constitute exclusive approval for the quantity of energy that will be generated in Israel from a renewable energy source. At the present time, there are green certificates in Israel of the IREC (International Renewable Energy Certificate) type that are issued by the international I‑REC organization and that meet the international standard regarding green certificates and the use thereof.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

D.
Tender for sale of Eshkol as part of the reform of Israel Electric Company (IEC)[62] – on May 22, 2023, the Group submitted, through a joint designated company held in equal shares by OPC Power Plants Ltd. (a subsidiary that is held at the rate of 80% (indirectly) by the Company) and a company held by the Noy Fund (“OPC Eshkol”) a bid for acquisition of the Eshkol power plant, in the framework of a tender of Israel Electric Company. The tender includes acquisition of a number of generation units that operate using conventional technology (natural gas) with a cumulative capacity of about 1,680 megawatts[63], and the possibility to construct additional capacity of 600 megawatts to 850 megawatts[64] based on regulations of the Electricity Authority, for the Eshkol site that is located in the Ashdod area. In order to secure the bid, the shareholders of OPC Eshkol (each one based on its proportionate share) provided a bank guarantee, in the aggregate amount of NIS 100 million[65].

On June 15, 2023, a notification was delivered to the Company whereby the Tenders Board announced that the bid of Eshkol Power Energies Ltd. (“Eshkol Energies”) is the winning bid in the tender and OPC Eshkol was declared as the “second qualifier” pursuant to the tender documents.

After the winner did not complete signing of the purchaser agreement for the consideration it offered in the tender, on July 19, 2023, IEC gave notice of cancellation of the tender and of its decision to hold a new competitive process between the bidders that submitted bids in the tender (and that based on the report IEC published includes a minimum price of NIS 9 billion), in accordance with the terms and dates published in the documents of the said competitive process.

The Company objects to cancellation of the tender and the competitive process decided on by IEC, and believes that these steps are contrary to law. According to the position of the Company and its legal advisors, once the winner in the tender did not meet its obligation to realize its win in accordance with its original bid in the tender, IEC must declare OPC Eshkol (which was declared as the “second qualifier”) as the winner in the tender.

[62]	For additional details – see Section 7.2.11.2 of Part A of the Periodic Report for 2022.
63 Out of this capacity, steam units on the site with a cumulative capacity of about 912 megawatts, are expected to discontinue their activities within 3 – 6 years, while the other units are expected to operate based on a license for a period of 20 years.
64 The possibility of constructing the additional capacity is subject to the existence of additional conditions, among others, approval of the site plan for construction of the additional capacity (which as at the approval date of the report there is no certainty regarding their ultimate existence of the timing of their occurrence).
65 Which based on the tender will be updated to NIS 200 million in a case of announcement of a win in the tender.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

D.	(Cont.)

Accordingly, as at the publication date of the report, OPC Eshkol requested from IEC to cancel the decision to cancel the tender and to hold a competitive process, and after this was rejected, on August 9, 2023, OPC Eshkol filed an administrative petition with the Court for Administrative Matters in Tel‑Aviv, as part of which it is seeking, among other things, the following main relief: (A) to cancel the decision of the Tenders Committee regarding cancellation of the tender and with respect to a new competitive process in its place; (B) to instruct the Tenders Committee not to sell the Eshkol power plant not in accordance with the tender; (C) to declare OPC Eshkol, which was declared as the “second qualifier”, as the winner in the tender, in place of Eshkol Power Energies Ltd.; (D) to require Israel Electric Company (IEC) to sign a purchase contract with OPC Eshkol for the subject matter of the tender. Alternatively, OPC Eshkol requests to cancel the cancellation and pricing decision and to instruct the Tenders Committee to hold a hearing with a different composition; or alternatively to the said relief OPC Eshkol seeks to determine that Eshkol Energies will not be able to take part in any process for acquisition of the Eshkol power plant and to determine that the additional process that will be held (if held), without Eshkol Energies, will not include the minimum price that was set in the cancellation and pricing decision, as stated above (the source of which is an “updated bid” of Eshkol Energies that was delivered after the results of the above‑mentioned tender were determined, which is a new bid and disqualified pursuant to the Company’s position).

At the same time, upon filing the petition OPC Eshkol submitted a request for issuance of orders whereby it requests, among other things, issuance of an order delaying advancement of actions that thwart clarification of the petition, including any action in the framework of the said competitive process. In August 2023, the Court determined that up to the time of another decision, the date for submission of bids in the competitive process is extended, and it extended the dates for submitting the response of the defendants and scheduled the hearing for September 5, 2023.

For additional details – see the Company’s Immediate Reports dated June 18, 2023, July 19, 2023 and August 10, 2023 (Reference Nos.: 2023‑01‑066522, 2023‑01‑068125 and 2023‑01‑092253, respectively), which are presented herein by means of reference.

E.
Hadera 2 – on May 28, 2023, a government decision was made not to approve National Infrastructure Plan 20B, relating to the Hadera 2 power plant, and to return it to the National Infrastructure Board for further deliberations. Further to this, the Company submitted a petition for issuance to the Government of a conditional order to provide reasons for non‑approval of NIP 20B, which was summarily dismissed on July 19, 2023.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

F.
Update of remuneration of Company directors – on May 11, 2023, the Company’s Board of Directors approved, after receiving the approval of the Remuneration Committee, update of the remuneration of presently serving directors, and as they will serve in the Company from time to time, who are classified as experts such the updated annual remuneration to be paid to an expert director[66] will be in accordance with the average of the amount provided and the maximum annual amount for an external expert director, as detailed in the Second and Fourth Addendums to the Companies Regulations (Rules regarding Remuneration and Expenses to an External Director), 2000 (“the Remuneration Regulations”), respectively, taking into account the Company’s grade; the updated participation remuneration that will be paid to an expert director will be in accordance with the average of the amount provided and the maximum amount for participation of an expert external,  director as detailed in the Third and Fourth Addendums to the Remuneration Regulations, respectively, taking into account the Company’s grade. Update of the remuneration, as stated, applies to the all the Company’s directors, as they will be from time to time, including external directors, independent directors and directors that could be considered as being related to the Company’s controlling shareholder. It is clarified that update of the remuneration with reference to all the Company’s presently serving directors, will be made subject their appointments and will apply from the commencement of the service of the external directors, that is July 1, 2023.

G.
Appointment of independent director – on May 11, 2023, the Company’s Board of Directors approved the appointment of Harel Givon as an independent director of the Company – this being subject to approval of the General Meeting of the Company’s shareholders of amendment of the Company’s Articles of Association, as detailed below, commencing from July 1, 2023.

H.	Decisions of Extraordinary General Meeting of the Company’s shareholders – on June 19, 2023, the Extraordinary General Meeting of the Company’s shareholders decided:

1.
To reappoint Mr. Yosef Tene as an external director of the Company for an additional period of service of three years, commencing from July 1, 2023, who will be entitled to the service conditions of the Company’s directors, including directors’ fees in accordance with his classification as an expert director.

2.
To appoint Ms. Shirly Mashkif as an external director of the Company for an initial period of service of three years, commencing from July 1, 2023, who will be entitled to the service conditions of the Company’s directors, in accordance with her classification as an expert director.

3.
To approve amendment of Regulation 89 of the Company’s Articles of Association, such that the number of directors the Company’s Board of Directors is permitted to appoint to the Board of Directors (the appointment of which will be up to the next Annual General Meeting of the Company’s shareholders), will be in accordance with a limitation of 13 directors, as provided in Regulation 83 of the Articles of Association.

I.	Conclusion of the service of an external director – on July 13, 2023, the service of Michal Merom Brickman as an external director of the Company was concluded.

66 It is noted that on May 14, 2023, all of the directors presently serving with the Company were classified as “expert directors” for purposes of the Remuneration Regulations. For details regarding the directors presently serving with the Company – see Regulation 26 in Part D of the Periodic Report for 2022.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in the U.S.

J.
Proposed Clean Power Plan – in May 2023, the U.S. Environmental Protection Agency announced a proposal Clean Power Plan 2.0, the goal of which is to significantly limit emission of greenhouse gases from generation of energy through fossils. Pursuant to the proposal, the regulation will require large electricity generation facilities operating using natural gas with an output coefficient of more than 50% to integrate burning of hydrogen with natural gas or, alternatively, carbon capture technology – this being commencing from 2032 or 2035, respectively. As at the approval date of the report, the said proposal, is not final and will be subject to comments of the public and a thorough examination process. In CPV’s estimation, the proposed plan could undergo significant changes before its potential application in 2024.

The development portfolio of the CPV Group, which includes wind energy and solar projects, in a scope of more than 3 GW and two natural gas power plants with carbon capture in a scope of about 9 GW, will enjoy significant tailwinds from the regulation. In addition, in the estimation of the CPV Group, its natural gas power plants have a significant competitive advantage, in light of their high efficiency and their ability to integrate carbon capture and to integrate hydrogen.

K.	Receipt of approval for commercial operation of the Three Rivers power plant

Subsequent to the date of the report, in July 2023, the commercial operation period of the Three Rivers power plant. The power plant has a capacity of about 1,258 megawatts, utilizing conventional technology in an integrated cycle, which is located in the State of Illinois, U.S., and operates in the PJM market. The total construction cost of the project amounted to about NIS 4.8 billion (about $1.3 billion). The CPV Group holds the project at the rate of 10%.

11.	Debentures (Series B) and (Series C)

In the period of the report, there were no significant changes in the details of the outstanding debentures issued by the Company and that were offered to the public pursuant to a prospectus, the details of the trustees for the debentures, the conditions for call the debentures for immediate repayment, compliance on the part of the Company with these conditions and the collaterals for the debentures, as detailed in Section 11 to the Report of the Board of Directors for 2022 and in Note 17 to the consolidated financial statements for 2022.

As at the date of the report, the Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional details – regarding the rating of the Company published subsequent to the date of the report – see Section 9C above.

OPC Energy Ltd.
Report of the Board of Directors

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

Changes in the macro‑economic environment, which are characterized by high rates of inflation, strengthening of the dollar against the shekel and rising interest rates, could impact the Group’s activities in different ways, including, an impact on the electricity generation component (and as a result an impact on the Company’s natural gas revenues and costs) and other index‑linked revenues, an increase in fixed expenses (including wages), maintenance costs, project construction costs – both in Israel and in the U.S., equipment acquisition costs and financing expenses in respect of loans and debentures the Group companies are liable for that bear variable interest and/or are linked to the CPI. In addition, an increase in the interest rate could impact the economic feasibility of projects under construction, the discount rates used for examining impairment of the value of active projects, projects under construction or in the development stage and cash‑generating units to which goodwill was allocated, and the fair value of a liability in respect of a profit‑sharing plan in the CPV Group. It is noted that changes in the currency exchange rate, particularly the exchange rate of the dollar, also impact the Company.

Set forth below is disclosure regarding impacts of changes in the currency exchange rates, CPI and interest rates on the Group’s activities. Taking into account the complexity of an analysis of the impacts of the said factors, particularly since some of them are indirect (and not direct) impacts and the existence of reciprocal relationships between the various macro‑economic parameters, the Company is not able to estimate the impacts of the changes in the said macro‑economic parameters on the Company’s overall results.

Currency (particularly the dollar)

The Group is exposed to changes in the currency exchange rates, particularly the exchange rate of the dollar.

Regarding its activities in Israel, the Company is exposed to a change in the exchange rate of the dollar, directly and indirectly, due to the linkage of a significant part of its revenues to the generation tariff (which is impacted, in part, by changes in the exchange rate of the dollar), while on the other hand acquisitions of the natural gas, some of which are linked to the dollar exchange rate and/or are denominated based on the dollar exchange rate, are also linked to the generation tariff and include dollar floor prices.

Therefore, even though an increase in the rate of the dollar increases the cost of the natural gas purchased by the Company, the structure of the revenues includes a partial natural hedge that reduces the said exposure. Nonetheless, it is pointed out that generally the generation component is updated once a year, and accordingly timing differences are possible between the impact of a rise in the rate of the dollar on the current gas cost and its impact on the Company’s gross margin. The said timing differences could have a negative effect on the Company’s current profit and cash flows in the short run. In the long run, a rise in the rate of the dollar will lead to an increase in the generation tariff and, in turn, to an increase in the Company’s revenues corresponding to the increase in the gas costs, such that a strengthening of the dollar could adversely impact the Company’s profits.

In addition, from time to time the Company enters into hedges of the currency exposure in significant construction and maintenance contracts that are denominated in different currencies, particularly the dollar and the euro.

It is noted that from time to time, and based on business considerations and risk‑management policies, the Company makes use of forward contracts on the exchange rates.

OPC Energy Ltd.
Report of the Board of Directors

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Currency (particularly the dollar) (Cont.)

With reference to the Company’s investment in the CPV Group, which operates in the U.S. with a dollar functional currency, in general a fall in the dollar rate has a negative impact on the dollar value of the Company’s investment and on the Company’s net income and shareholders’ equity. On the other hand, due to the need to raise financing in Israel in shekels in order to finance the expected investments in the construction and development projects of the CPV Group, an increase in the dollar could lead to an increase in the financing requirements in order to realize these investments.

Consumer Price Index (CPI) (inflation)

The Group is exposed to changes in the CPI. Regarding its activities in Israel, the Company is exposed to changes in the CPI, directly and indirectly, mainly due to linkage of a significant part of its revenues to the generation component (which is impacted partly by a change in the CPI). On the other hand, purchases of the natural gas are partly linked to the generation tariff and include, as stated, a dollar floor price. Also, part of the Company’s capital costs and investments are linked to the CPI, directly or indirectly. Therefore, despite the fact that an increase in the CPI increases the Company’s costs and investments, the structure of the revenues includes a natural hedge that reduces the said exposure, such that the Company’s profits could be positively affected by an increase in the CPI.

Furthermore, the Company is exposed to changes in the CPI with respect to the terms of the Company’s debentures (Series B) and part of Hadera’s loans (regarding which hedging transactions were not executed as detailed in Note 23 to the financial statements for 2022). An increase in the CPI increases the Company’s liabilities and financing costs. In order to reduce part of the exposure to changes in the CPI with respect to Hadera’s loans, in June 2019 the Group entered into transactions with a bank for purposes of hedging part of the exposure to the CPI.

Interest rates

The Group has loans and liabilities bearing variable interest that are based on prime or Libor plus a margin. An increase in the variable interest rates could cause an increase in the Group’s financing costs. In addition, an increase in the interest rates could impact the discount rates for projects (active, under construction and in development) and could also lead to a lack of economic feasibility of continued development and/or acquisition of projects and a slowdown in the Company’s growth processes, along with an existence of signs of impairment of value of assets and/or recording of impairment losses in the financial statements.

In order to reduce the exposure to changes in the interest rate in Israel (mainly prime), the Group makes use of mix of loans (including credit frameworks) and debentures in such a manner that part of the loans and the debentures bear fixed interest and part of them bear variable interest.

Most of the long‑term loans and credit frameworks of the CPV Group (including through associated companies) bear variable interest (mainly Libor) and have cash flow exposure to changes in the interest rates. In order to reduce part of the exposure to interest risk, the CPV Group enters into transactions for swap of variable dollar interest for fixed dollar interest with respect to part of its long‑term loans.

For additional details regarding the Group’s policies for management of the financial risks and sensitivity analyses – see Note 23 to the financial statements for 2022.

OPC Energy Ltd.
Report of the Board of Directors

13.	Contributions policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

As part of the Company’s policy for charitable contributions, in the period of the report, the following contributions were paid:

	Amount of the	Relationship to the
Recipient of the	Contribution	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related indirectly to the Company’s controlling shareholder (including from the Israel Corporation Group). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashay Lev” Society	145
For the sake of good order, it is noted that Ms. Michal Marom Brickman, who served as an external director of the Company, serves as a director and a member of the Investments Committee of the Management Committee of the Tel‑Aviv Medical Center in the name of Sorosky (without pay). It is further noted that, as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Nirim” Society	150	–
“Technoda Hadera Givat Olga” Society	300	–
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.
Total	1,645

OPC Energy Ltd.
Report of the Board of Directors

14.	Significant valuations

Transaction for acquisition of the Gat power plant

Further to that stated in Note 6A1 to the Interim Statements regarding completion of a transaction for acquisition of all the rights in the Gat Power Plant on March 30, 2023, on the completion date of the transaction the Company performed a valuation for determination of the fair value of the identified assets and liabilities of the Gat Power Plant and determination of the amount of the goodwill and the manner of allocation thereof to the cash‑generating units, by means of an external independent appraiser (BDO Ziv Haft). For additional details regarding the valuation – see Note 6A(1) to the Interim Statements. Up to the approval date of the report, the Company had not yet completed allocation of the acquisition cost – this being in light of the short period of time from the date of the business combination and the approval date of the report, and as a result part of the fair value data is still not final and there could be changes to them.

Details of the valuation:

Subject matter of the valuation
Determination of the fair value of the identified assets and liabilities of the Gat power plant and determination of the amount of the goodwill and the method for allocation thereof to the cash‑generating units pursuant to the provisions of IFRS 3.

Date of the valuation	March 30, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 555 million.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Sagiv Mizrahi, CPA, a partner and team manager in the Corporate Finance Department of the Office of BDO (Ziv Haft). Sagiv has a Bachelor’s degree in applied mathematics from Bar Ilan University and a Master’s degree in business administration (MBA), with honors, and a specialization in financial management from Tel‑Aviv University. Sagiv has more than 10 years of experience in the areas of business and economic consulting, valuations of companies and financial instruments and economic–accounting work of various types in accordance with International Financial Reporting Standards (IFRS) and generally accepted accounting principles in the U.S. (U.S GAAP). In the past, Sagiv was a lecturer at Bar Ilan University regarding accounting and valuation matters.

OPC Energy Ltd.
Report of the Board of Directors

14.	Significant valuations (Cont.)

Transaction for acquisition of the Gat power plant (Cont.)

Details of the valuation: (Cont.)

Valuation model
The fair value of the power plant was estimated using the revenues’ method, the multi‑period excess earnings method (MPEEM). The fundamental assumption of this method is that the value of the asset being estimated equals the present value of the free cash flows allocable to the asset less the fair rate of return of the required assets (the contributing assets) for purposes of realization of these cash flows.

The assumptions based on which the appraiser performed the valuation
–   The nominal shekel weighted‑average cost of capital (WACC) rates ranges between 8% and 8.75%.

–   Forecast years – represents the period between March 31, 2023 and up to December 31, 2059, and is based on an estimate of the economic useful life of the power plant.

Transaction for acquisition of the Mountain Wind wind plants

Further to that stated in Note 6B to the Interim Statements with respect to completion of the transaction for acquisition of all of the rights in the Mountain Wind project on April 5, 2023, as at the completion date of the transaction a valuation was performed in order to determine the fair value of the identified assets and liabilities of the Mountain Wind project as well as to determine the amount and manner of allocation of the goodwill to the cash‑generating units, by an external and independent appraiser (PwC Israel).

Details of the valuation:

Subject matter of the valuation	Estimation of the fair value of certain assets and liabilities of a renewable energy project pursuant to the provisions of IFRS 3.

Date of the valuation	April 5, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 625 million.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Gil Mor, CPA, Partner, and Manager of the Economics Department in the Office of Price Waterhouse Coopers Advisory Ltd. Mr. Mor holds a bachelor’s degree in accounting and economics and a master’s degree in business administration (with honors) from Tel‑Aviv University.

OPC Energy Ltd.
Report of the Board of Directors

14.	Significant valuations (Cont.)

Transaction for acquisition of the Mountain Wind wind plants (Cont.)

Details of the valuation: (Cont.)

Valuation model	The fair value was estimated using the DCF method by means of discounting the project’s future pre‑tax cash flows, at an after‑tax weighted‑average cost of capital (WACC).

The assumptions based on which the appraiser performed the valuation
–   The nominal dollar weighted‑average cost of capital (WACC) rates range between 5.75% and 6.25%.

–   Prices – the prices in the forecast (electricity, availability of RECs, etc.) are based PPA agreements and market forecasts received from external, independent information sources, taking into account the region and the relevant market for each project and the relevant regulation.

–   Forecast years – between 20 and 29 years, and is based on an estimate of the economic useful life of the project’s power plant.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 22, 2023